
Badger Meter


12025828

AEROSPACE

AGRICULTURE

AUTOMOTIVE

BIOTECHNOLOGY

BUILDING AUTOMATION

CHEMICAL

CONSTRUCTION

FLUID POWER

FOOD & BEVERAGE

HVAC

GROW WITH THE FLOW

IRRIGATION

MANUFACTURING

MARINE

MINING

MUNICIPAL WATER

NATURAL GAS

OIL & GAS

PETROCHEMICAL

PHARMACEUTICALS

POWER GENERATION

SEMICONDUCTOR

WATER & WASTEWATER

2011 ANNUAL REPORT

GROWTH OPPORTUNITIES IN FLOW MEASUREMENT

Global flow metering is a $5 billion market. Badger Meter is a leader in the North American utility water metering industry and is expanding its position in the broader flow measurement markets.

TECHNOLOGY **FLOWS**

Our culture of innovation is based on developing and acquiring flow measurement technologies that meet the needs of customers in markets ranging from municipal water and natural gas to industrial process, oil and gas, petrochemical and building automation.

FINANCIAL HIGHLIGHTS

DECEMBER 31	2011	2010	% CHANGE
OPERATIONS (DOLLARS IN THOUSANDS)			
Net sales	$262,915	$276,634	(5.0)
Net earnings	$ 19,161	$ 28,662	(33.1)
DILUTED PER COMMON SHARE AMOUNTS			
Diluted earnings	$ 1.27	$ 1.91	(33.5)
Cash dividends	$ 0.60	$ 0.52	15.4
Net book value	$ 11.85	$ 11.19	5.9

DECEMBER 31	2011	2010	% CHANGE
YEAR-END FINANCIAL POSITION (DOLLARS IN THOUSANDS)			
Total assets	$218,910	$215,864	1.4
Total debt	$ 1,790	$ 12,878	(86.1)
Shareholders' equity	$179,281	$168,383	6.5
Debt as a percent of total debt and equity	1.0%	7.1%	(85.9)
Net earnings as a percent of ending equity	10.7%	17.0%	(37.1)
OTHER			
Number of employees	1,220	1,293	(5.6)
Number of shareholders:			
in employee plans	490	514	(4.7)
of record	952*	634	50.2
Shares outstanding at December 31	15,122,701	15,048,489	0.5

**The increase in the number of individual registered shareholders represents a shift by some investors from brokerage accounts to direct registration.*


NET SALES (IN MILLIONS)
0
50
100
150
200
250
300
07
08
09
10
11
$262.9
EARNINGS FROM CONTINUING OPERATIONS (IN MILLIONS)
0
5
10
15
20
25
30
07
08
09
10
11
$19.2
NET EARNINGS (IN MILLIONS)
0
5
10
15
20
25
30
35
07
08
09
10
11
$19.2
DIVIDENDS PER SHARE
0
.10
.20
.30
.40
.50
.60
07
08
09
10
11
$0.60

DEAR SHAREHOLDERS,

RECENTLY I VISITED A SPOT IN MILWAUKEE WHERE THREE MAJOR RIVERS COME TOGETHER.

As I watched the Milwaukee River flowing from the north, the Menomonee from the west and the Kinnickinnic from the south, I realized that most of Badger Meter's facilities are located near rivers. The Santa Cruz River flows near Nogales, Mexico, the Arkansas River near Tulsa, Oklahoma, the Neckar River near Stuttgart, Germany, and the Svratka River near Brno in the Czech Republic.

This isn't really surprising since most cities were originally located and grew on the banks of rivers. And, Badger Meter grew right along with them. Just as those cities were able to grow with the flow of their rivers, we have been able to grow with our flow measurement products. That is why we chose to focus this annual report around the theme of "Grow with the Flow."

GROW WITH US

Our latest addition, Racine Federated, Inc., is located in Racine, Wisconsin, near the Root River. In fact, "racine" is the French word for "root." That name was bestowed on the river by French explorers who at that point in time found that dense roots made the river impassable. From my perspective, this name is particularly appropriate since we believe that Racine Federated could become the root of our growth into broader flow measurement markets. You'll find more information on Racine Federated later in this report.

Financial Results

On a financial basis, 2011 was clearly a disappointing year for us. After nine consecutive years of record earnings from continuing operations, we saw a significant decline in 2011. This decrease was primarily driven by softness in the municipal water metering market, as many municipalities struggled with budget concerns. Sales declined 5% compared to 2010 and earnings dropped 33%, chiefly due to the lower sales and higher commodity costs (particularly copper) in 2011. We also incurred several one-time costs, including approximately $1.1 million of acquisition expenses associated with Racine Federated and a non-cash curtailment charge related to the freeze of a defined benefit pension plan. Both of these charges are non-recurring and we expect them to result in future earnings and reduced operating costs.

Our balance sheet remains strong, with almost no debt at year end. Even after the February 1, 2012 purchase of Racine Federated, our debt-to-capitalization ratio is only 23%. We increased our dividend in 2011 for the nineteenth consecutive year. With $31 million of cash generated from operations, Badger Meter continues to be in a strong financial position.

Strategic Focus

Throughout our 107-year history, we have developed and sold flow products that help our customers manage and control their processes. We have been predominantly focused on the water industry and have become the leading provider of utility water meters in North America. We plan to continue our focus on the water industry with new products and expanded sales channels.

We believe our new ORION® product line expansion and our innovative Advanced Metering Analytics software will drive growth both in our existing North American water utility market and in new global metering markets. We have also introduced the stainless steel ultrasonic E-Series® water meter, a solid-state meter that maintains a high level of accuracy because it has no moveable parts. For the first time in our history, Badger Meter has both a meter and a radio that can be sold into water utility markets outside of North America. We are currently modifying the products for specific country requirements and are negotiating private-label agreements with water meter companies in those countries.

In addition to water metering, we have maintained a focus on other flow measurement markets, offering a wide variety of meters and valves for use in the water/wastewater, building automation, agriculture, food and beverage, and petrochemical industries, to name just a few. In 2011, those non-utility applications represented a little over 20% of our total sales. With the addition of Racine Federated, we expect those products to represent a larger percentage of our business. Global flow measurement is a market of over $5 billion in annual sales. We believe that we can grow our company by participating in select product and geographic segments within that global market. Our recent acquisitions are a key element of this strategy.

Acquisitions

Over the past two years, we have made three acquisitions. Cox Flow Measurement and Remag AG both manufacture and sell precision flow measurement devices for industrial applications. These companies have performed extremely well, with sales and earnings exceeding our original expectations.

In early 2012, we acquired Racine Federated, a manufacturer of a wide variety of flow measurement products. We not only expect the acquisition to be accretive to earnings in 2012, but we also expect to see significant synergies

"BADGER METER CONTINUES TO BE IN A STRONG FINANCIAL POSITION."

in our joint technology development programs, in our manufacturing and administrative functions and in our sales and marketing channels. Racine Federated provides Badger Meter with several new flow technologies, as well as a skilled management team and efficient workforce. We are very excited about the opportunities this acquisition provides for our combined companies.

BADGER METER SALES MIX 2011


72.3%
6.0%
10.5%
11.2%

Utility Water Meters
Non-Utility Water Meters
Other Flow Meters
Valves, Gas Radios

BADGER METER SALES MIX AFTER RACINE FEDERATED ACQUISITION


62.3%
10.7%
14.6%
12.4%

Utility Water Meters
Non-Utility Water Meters
Other Flow Meters
Valves, Gas Radios, Concrete

Looking Ahead

Although 2011 was not as strong a year for Badger Meter, we need to remember that river water ebbs and flows, from lower levels to higher levels. Our economy, our markets and our business often follow similar patterns.

We remain optimistic about our future. We believe that our municipal utility markets are returning to normal buying patterns and we expect sales of our industrial flow products to continue to improve as the global economy recovers. Copper prices were significantly lower at the beginning of 2012 than in 2011, and we expect to benefit from the Racine Federated acquisition in the second half of the year.

The fundamental drivers of our business have not changed. Water scarcity is increasing, and people are continually looking for ways to measure and conserve their scarce resources. With our broad range of flow products and our dedicated employees, we will continue to help our customers "grow with the flow."

Richard A. Meeusen
Chairman, President & Chief Executive Officer


racine

OUR CULTURE OF INNOVATION THAT BEGAN 107 YEARS AGO HAS ENABLED US TO "GROW WITH THE FLOW" IN TODAY'S BIGGER AND BROADER MUNICIPAL WATER AND GAS MARKETS.

GROW WITH INNOVA

A water meter determines the amount of water used over a specific time period so utilities can send their customers a bill and generate revenue. The role of the water meter is the same today, but how information is collected and how it is used is changing dramatically.

Many municipalities are moving from traditional meter reading to advanced technology systems that make meter reading faster, more accurate and more efficient. The Badger Meter ORION® and GALAXY® families of automatic meter reading (AMR) and advanced metering infrastructure (AMI) systems enable utility personnel to obtain meter readings by walking or driving down the street or remotely through fixed-network technology. Our products are an ideal solution for water and gas utilities that use a single system for reading both water and gas meters, as well as those that combine our radio-frequency transmitters and collectors with their existing meter reading systems.

Product Innovation: Advanced Metering Analytics (AMA)
The latest Badger Meter innovation takes the industry to the next level. Introduced in 2011, our Advanced Metering Analytics (AMA) system combines two-way mobile (AMR) and two-way fixed network (AMI) meter reading capabilities with sophisticated analytics-based software.

The AMA system obtains meter data and organizes it to provide decision-making information enabling utilities to monitor operations, analyze and track consumption, schedule and track maintenance, create customized reports, detect leaks and monitor water conservation programs. The result is more efficient utility operation and improved customer service.


ReadCenter
Analytics

Meter reading systems offered by Badger Meter include the ORION® automatic meter reading (AMR) system, the GALAXY® advanced metering infrastructure (AMI) system and the new Advanced Metering Analytics (AMA) system.

Our new Advanced Metering Analytics (AMA) system provides water and gas utilities with decision-making information that helps them increase operating efficiency and improve customer service.


TION

Product Innovation: E-Series® Meter

The latest in water metering technology from Badger Meter is the electronic, ultrasonic E-Series meter. With no moving parts, the E-Series virtually eliminates wear and tear, resulting in improved accuracy and reliability ideal for applications that require long-term dependable service. We are currently expanding the line with additional sizes to meet a broader range of customer requirements.

The need for fresh, clean water and the focus on water conservation remain critical issues around the globe. Less than 30% of U.S. water meters have been converted to advanced meter reading technologies. These fundamentals, combined with our broad range of meters and technologies, provide the potential for us to continue to "grow with the flow" in the years ahead.





UTILITY METERING	MARKETS SERVED
RESIDENTIAL WATER METERS	*Municipal Water Utilities*
COMMERCIAL WATER METERS	
METER READING SYSTEMS	

OUR EXTENSIVE INDUSTRIAL PRODUCT PORTFOLIO ENABLES BADGER METER TO "GROW WITH THE FLOW" IN MARKETS INCLUDING BUILDING AUTOMATION, OIL AND GAS, WATER AND WASTEWATER, PETROCHEMICAL AND OTHER PROCESS INDUSTRIES.

We significantly expanded our industrial flow measurement capabilities with the February 2012 acquisition of Racine Federated, Inc., located in Racine, Wisconsin. The acquisition is an excellent fit, adding new flow measurement technologies, new markets and an established distribution channel to our industrial portfolio.

New Technology: Coriolis Flow Meter

The Racine Federated product line includes turbine, ultrasonic, vortex and in-line flow meters. Coriolis mass flow meters, currently under development, present yet another opportunity for technological expertise in the global process and custody transfer markets. Coriolis meters represent an estimated $800 million global market comprising 17% of the total flow metering industry. This technology is ideal for applications with changing fluid densities in markets such as oil and gas, petrochemical, chemical and pharmaceutical. When these new meters are launched, we will have 12 of the 16 common global flow technologies in our portfolio, giving Badger Meter a solid platform for future growth in both existing and new markets.

Expanding Technology: Through Acquisitions

While Racine Federated is our largest acquisition to date, it is not our first. In fact, much of our industrial product line has been built through strategic acquisitions. Two of the most recent were the acquisitions of Cox Flow Measurement in 2010 and Remag AG in 2011, which expanded our capabilities with successful lines of turbine meters and world-class flow meter calibration services. The addition of these product lines to the Badger Meter portfolio provides us with the capabilities to offer flow measurement solutions in the aerospace, appliance, and test and measurement markets.


INDUSTRIAL FLOW PRODUCT LINE
MARKETS SERVED
TURBINE METERS
OVAL GEAR OP METERS
IMPELLER
VARIABLE AREA
VENTURI
MAGNETIC METERS
ULTRASONIC METERS
VORTEX METERS
DIFFERENTIAL PRESSURE METERS
Industrial process
Semiconductor
Mining
Aerospace
Petrochemical
Power generation
Food & beverage
Pharmaceutical
Chemical
Building automation
Test & measurement
Water & wastewater

GROW

All of these new technologies build on our well-established line of core industrial products. Badger Meter turbine, oval gear and electromagnetic fluid meters have been providing industrial customers with precision flow measurement solutions for more than 60 years.

Today, we are positioned to "grow with the flow" with a broad and deep product portfolio that meets the flow measurement needs of industrial customers around the world.


RFI
RACINE WISCONSIN
HEDLAND
Exact Flow
www.exactflow.com
EXACT FLOW PN:
EF4080
SIN: 5588
FLOW

WITH TECHNOLOGY

Recent acquisitions expand our capabilities in the industrial markets. In addition to our existing line of oval gear meters (left), our products include the Exact™ dual-rotor flow meter from Cox Flow Measurement and Hedland® in-line variable area flow meters from Racine Federated.

OUR ABILITY TO "GROW WITH THE FLOW" INCLUDES APPLICATION-SPECIFIC SOLUTIONS FOR CUSTOMERS WITH COMPLEX AND EXACTING FLOW MEASUREMENT AND CONTROL NEEDS.

Badger Meter has answered the call for precise flow measurement and control for a myriad of applications. In the petrochemical, chemical and process industries, our customers have come to rely on Badger Meter application expertise to guide them in selecting the right flow control solution for their needs. Our products have been field-proven and tested for adhering to exact operational standards and durability.

Our roots in meter reading systems are in the water utility industry, however we have leveraged this expertise for natural gas utilities as well. Our ORION® AMR/AMI and Advanced Metering Analytics (AMA) systems are designed for both water and natural gas utilities.

Precision Product: Research Control® Valves

When it comes to precision low-flow control and measurement, our Research Control valves are the leader in compact precision control. These custom-made valves are used in a broad range of applications, including research and development, oil and gas, and petrochemical.

Badger Meter quality, technical expertise and customer service are the defining strengths that enable us to "grow with the flow."

SPECIALTY PRODUCT LINE		MARKETS SERVED
	GAS METER RADIOS	*Gas utilities*
	VALVES	*Oil & gas, petrochemical, and research & development*
	CONCRETE VIBRATORS	*Construction*

GROW WITH EXPERTISE

Specialty products such as our Research Control® valves meet customer needs for precise flow measurement and control in a wide range of applications.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
for the fiscal year ended **December 31, 2011**

BADGER METER, INC.

4545 W. Brown Deer Road
Milwaukee, Wisconsin 53223
(414) 355-0400
A Wisconsin Corporation
IRS Employer Identification No. 39-0143280
Commission File No. 001-06706

The Company has the following classes of securities registered pursuant to Section 12(b) of the Act:

Title of class:	Name of each exchange on which registered:
Common Stock	New York Stock Exchange
Common Share Purchase Rights	New York Stock Exchange

The Company does not have any securities registered pursuant to Section 12(g) of the Act.

Indicate by check mark if the Company is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the Company is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☒

Indicate by check mark whether the Company (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Company was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer," "non-accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act: (Check one).

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐	Smaller reporting company	☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the Common Stock held by non-affiliates of the Company as of June 30, 2011 was $531,124,577. For purposes of this calculation only, (i) shares of Common Stock are deemed to have a market value of $36.99 per share, the closing price of the Common Stock as reported on the New York Stock Exchange on June 30, 2011, and (ii) each of the Company's executive officers and directors is deemed to be an affiliate of the Company.

As of February 8, 2012, there were 15,125,089 shares of Common Stock outstanding with a par value of $1 per share.

Portions of the Company's Proxy Statement for the 2012 Annual Meeting of Shareholders, which will be filed with the Securities and Exchange Commission under Regulation 14A within 120 days after the end of the registrant's fiscal year, are incorporated by reference from the definitive Proxy Statement into Part III of this Annual Report on Form 10-K.

Special Note Regarding Forward Looking Statements

Certain statements contained in this Annual Report on Form 10-K, as well as other information provided from time to time by Badger Meter, Inc. (the "Company") or its employees, may contain forward looking statements that involve risks and uncertainties that could cause actual results to differ materially from those in the forward looking statements. The words "anticipate," "believe," "estimate," "expect," "think," "should," "could" and "objective" or similar expressions are intended to identify forward looking statements. All such forward looking statements are based on the Company's then current views and assumptions and involve risks and uncertainties. Some risks and uncertainties that could cause actual results to differ materially from those expressed or implied in forward looking statements include those described in Item 1A of this Annual Report on Form 10-K that include, among other things:

- the continued shift in the Company's business from lower cost, manually read meters toward more expensive, value-added automatic meter reading (AMR) systems, advanced metering infrastructure (AMI) systems and the advanced metering analytics (AMA) systems that offer more comprehensive solutions to customers' metering needs;
- the success or failure of newer Company products;
- changes in competitive pricing and bids in both the domestic and foreign marketplaces, and particularly in continued intense price competition on government bid contracts for lower cost, manually read meters;
- the actions (or lack thereof) of the Company's competitors;
- changes in the Company's relationships with its alliance partners, primarily its alliance partners that provide AMR/AMI connectivity solutions, and particularly those that sell products that do or may compete with the Company's products;
- changes in the general health of the United States and foreign economies, including to some extent such things as the length and severity of global economic downturns, the ability of municipal water utility customers to authorize and finance purchases of the Company's products, the Company's ability to obtain financing, housing starts in the United States, and overall industrial activity;
- the timing and impact of government programs to stimulate national and global economies;
- changes in the cost and/or availability of needed raw materials and parts, such as volatility in the cost of brass castings as a result of fluctuations in commodity prices, particularly for copper and scrap metal at the supplier level, foreign-sourced electronic components as a result of currency exchange fluctuations and/or lead times, and plastic resin as a result of changes in petroleum and natural gas prices;
- the Company's expanded role as a prime contractor for providing complete AMR/AMI/AMA systems to governmental entities, which brings with it added risks, including but not limited to, the Company's responsibility for subcontractor performance, additional costs and expenses if the Company and its subcontractors fail to meet the timetable agreed to with the governmental entity, and the Company's expanded warranty and performance obligations;
- the Company's ability to successfully integrate acquired businesses or products;
- changes in foreign economic conditions, particularly currency fluctuations in the United States dollar, the Euro and the Mexican peso;
- the loss of certain single-source suppliers; and
- changes in laws and regulations, particularly laws dealing with the use of lead (which can be used in the manufacture of certain meters incorporating brass housings) and the United States Federal Communications Commission rules affecting the use and/or licensing of radio frequencies necessary for AMR/AMI/AMA products.

All of these factors are beyond the Company's control to varying degrees. Shareholders, potential investors and other readers are urged to consider these factors carefully in evaluating the forward looking statements contained in this Annual Report on Form 10-K and are cautioned not to place undue reliance on such forward looking statements. The forward looking statements made in this document are made only as of the date of this document and the Company assumes no obligation, and disclaims any obligation, to update any such forward looking statements to reflect subsequent events or circumstances.

PART I

ITEM 1. *BUSINESS*

Badger Meter, Inc. (the "Company") is a leading innovator, manufacturer and marketer of products incorporating flow measurement and control technologies serving markets worldwide. The Company was incorporated in 1905.

Throughout this 2011 Annual Report on Form 10-K, the words "we", "us" and "our" refer to the Company.

Available Information

The Company's Internet address is http://www.badgermeter.com. The Company makes available free of charge (other than an investor's own Internet access charges) through its Internet website its Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to those reports, on the same day they are electronically filed with, or furnished to, the Securities and Exchange Commission. The Company is not including the information contained on or available through its website as a part of, or incorporating such information by reference into, this Annual Report on Form 10-K.

Market Overview, Products, Systems and Solutions

The core competency of the Company is flow measurement solutions. The Company is a leading innovator, manufacturer and marketer of flow measurement and control products, serving water and gas utilities, municipalities and industrial customers worldwide. The Company's products are used in a wide variety of applications, including water, oil and lubricants, and are known for their high degree of accuracy, long-lasting durability and ability to provide valuable and timely measurement information to customers. The Company's product lines fall into two categories: water applications and specialty applications.

Water applications, the largest category by sales volume, include water meters and related technologies and services used by water utilities as the basis for generating water and wastewater revenues. The key market for the Company's water meter products is North America, primarily the United States, because the meters are designed and manufactured to conform to standards promulgated by the American Water Works Association. The Company's products are also sold for other water-based purposes, including irrigation, water reclamation and industrial process applications.

Specialty applications include the sale of meters and related technologies and services for measuring a wide variety of fluids in industries such as food and beverage, pharmaceutical production, petroleum, heating, ventilating and air conditioning (HVAC), and measuring and dispensing automotive fluids. It also includes the sale of radio technology to natural gas utilities for installation on their gas meters.

Sales of water meters and related technologies and services for water applications constitute a majority of the Company's sales and are commonly referred to as residential or commercial water meter sales, the latter referring to larger sizes of meters.

Residential and commercial water meters are generally classified as either manually read meters or remotely read meters via radio technology. A manually read meter consists of the water meter and a register that gives a visual display of the meter reading. Meters equipped with radio transmitters use encoder registers to convert the measurement data from the meter into a digital format which is then transmitted via radio frequency to a receiver that collects and formats the data appropriately for a water utility's billing system. Mobile systems, referred to as automatic meter reading (AMR) systems, have been the primary technology deployed by water utilities over the past two decades, providing accurate and cost-effective billing data. In an AMR system, a vehicle equipped for meter reading purposes, including a radio receiver, computer and reading software, collects the data from the utility's meters.

Fixed network advanced metering infrastructure (AMI) systems continue to build interest among water utilities. These systems incorporate a network of permanent data collectors or gateway receivers that are always active or listening for the radio transmission from the utility's meters. AMI systems eliminate the need for utility personnel to drive through service territories to collect meter reading data and they have the ability to provide the utility with more frequent and diverse data from the utility's meters at specified intervals.

In 2011, the Company introduced what it believes will be the next generation of metering technology, advanced metering analytics (AMA), that incorporates both mobile and fixed network reading capabilities, along with a host of automated utility management tools to facilitate the ability of water utilities to increase their productivity and revenue. AMA is comprised of ReadCenter® Analytics software coupled with the new ORION® SE two-way fixed network technology, which is complemented by a family of highly accurate and reliable water meters. The ORION SE system can operate as a mobile AMR system, a fixed network AMI system, or both. For example, a water or gas utility can begin deployment in mobile mode and migrate to a fixed network system. Also, if the system is operating in fixed network mode and the collector network goes down, the system will automatically revert to mobile mode, allowing the utility to continue collecting readings. Once the collector network is back up, it will automatically revert back to its fixed network mode. By using AMA, utilities will be able to proactively manage their day-to-day operations through powerful analytics-based software and two-way fixed network meter reading.

The Company's net sales and corresponding net earnings depend on unit volume and product mix, with the Company generally earning higher margins on meters equipped with AMR, AMI or AMA technology. In addition to selling its proprietary AMR/AMI/AMA products, including the ORION AMR/AMI technologies and the GALAXY® AMI system, the Company also remarkets the Itron® AMR/AMI product under a license and distribution agreement with Itron. The Company's proprietary AMR/AMI/AMA products generally result in higher margins than the remarketed, non-proprietary technology products. The Company also sells registers and radios separately to customers who wish to upgrade their existing meters in the field.

The proprietary ORION receiver technology has been licensed to other technology providers, including those providing AMR/AMI products that communicate over power lines, broadband networks, and proprietary radio frequency networks, allowing ORION a distinct connectivity advantage in the AMR/AMI market. In addition, the ORION universal gateway receiver transmits data over a variety of public wireless networks, which allows for strategic deployments, such as monitoring large commercial users.

Water meter replacement and the adoption and deployment of new technology comprise the majority of water meter product sales, including AMR/AMI/AMA products. To a much lesser extent, housing starts also contribute to the new product sales base. Over the last decade, there has been a growing trend in the conversion from manually read water meters to AMR/AMI technology. This conversion rate is accelerating and contributes to an increased water meter and AMR/AMI base of business. The Company estimates that less than 30 percent of water meters installed in the United States have been converted to AMR or AMI technology. The Company's strategy is to fulfill customers' metering expectations and requirements with its proprietary meter reading systems or other systems available through its alliance partners in the marketplace.

The specialty application products serve niche flow measurement and control applications across a broad industrial spectrum. Specialized communication protocols that control the entire flow measurement process drive these markets. The Company's specific flow measurement and control applications and technologies serve the flow measurement market through both customized and standard precision flow measurement technologies. This product group also includes sales of the ORION radio technology to natural gas utilities for installation on their gas meters.

The Company's products are primarily manufactured and assembled in the Company's Milwaukee, Wisconsin; Tulsa, Oklahoma; Scottsdale, Arizona; Nogales, Mexico; Neuffen, Germany; Brno, Czech Republic; and Bern, Switzerland facilities.

The Company's products are sold throughout the world through various distribution channels including direct sales representatives, distributors and independent sales representatives. Depending on the customer mix, there can be a moderate seasonal impact on sales, primarily relating to higher sales of certain water application products during the spring and summer months. No single customer accounts for more than 10 percent of the Company's sales.

Competition

There are competitors for each application for which the Company sells its products, and the competition varies from moderate to intense. Major competitors for utility water meters include Sensus USA Inc., Neptune Technology Group, Elster Metering and Master Meter. The Company's primary competitors for water utility AMR and AMI products are Itron, Inc., Neptune Technology Group and Sensus USA Inc. While the Company sells its own proprietary AMR/AMI/AMA systems (ORION and GALAXY), it is also a reseller of the Itron products. A number of the Company's competitors in certain markets have greater financial resources than the Company. However, the Company believes it currently provides the leading technology in water meters and AMR/AMI/AMA water systems. As a result of significant research and development activities, the Company enjoys favorable patent positions and trade secret protections for several of its technologies and products.

Backlog

The Company's total backlog of unshipped orders at December 31, 2011 and 2010 was $33.4 million and $36.9 million, respectively. The backlog is comprised of firm orders and signed contractual commitments, or portions of such commitments, that call for shipment within 12 months. Backlog can be significantly affected by the timing of orders for large projects and the amounts can vary due to the timing of work performed.

Raw Materials

Raw materials used in the manufacture of the Company's products include purchased castings made of metal or alloys (such as brass, which uses copper as its main component, aluminum, stainless steel and cast iron), plastic resins, glass, microprocessors and other electronic subassemblies and components. There are multiple sources for these raw materials, but the Company relies on single suppliers for certain brass castings and certain electronic subassemblies. The Company believes these items would be available from other sources, but that the loss of certain suppliers would result in a higher cost of materials, delivery delays, short-term increases in inventory and higher quality control costs in the short term. The Company carries business interruption insurance on key suppliers. The Company's purchases of raw materials are based on production schedules, and as a result, inventory on hand is generally not exposed to price fluctuations. World commodity markets and currency exchange rates may also affect the prices of material purchased in the future. The Company does not hold significant amounts of precious metals.

Research and Development

Expenditures for research and development activities relating to the development of new products, the improvement of existing products and manufacturing process improvements were $8.1 million in 2011 compared to $7.2 million in 2010 and $6.9 million in 2009. Research and development activities are primarily sponsored by the Company. The Company also engages in some joint research and development with other companies.

Intangible Assets

The Company owns or controls several trade secrets and many patents, trademarks and trade names, directly and through license agreements, in the United States and other countries that relate to its products and technologies. No single patent, trademark, trade name or license is material to the Company's business as a whole.

Environmental Protection

The Company is subject to contingencies related to environmental laws and regulations. The Company is named as one of many potentially responsible parties in two landfill lawsuits. The landfill sites are impacted by the Federal Comprehensive Environmental Response, Compensation and Liability Act and other environmental laws and regulations. At this time, the Company does not believe the ultimate resolution of these matters will have a material adverse effect on the Company's financial position or results of operations, either from a cash flow perspective or on the financial statements as a whole. This belief is based on the Company's assessment of its limited past involvement with these landfill sites as well as the substantial involvement of and government focus on other named third parties with these landfill sites. However, due to the inherent uncertainties of such proceedings, the Company cannot predict the ultimate outcome of any of these matters. A future change in circumstances with respect to these specific matters or with respect to sites formerly or currently owned or operated by the Company, off-site disposal locations used by the Company, and property owned by third parties that is near such sites, could result in future costs to the Company and such amounts could be material. Expenditures for compliance with environmental control provisions and regulations during 2011, 2010 and 2009 were not material.

Employees

The Company and its subsidiaries employed 1,220 persons at December 31, 2011, 138 of whom are covered by a collective bargaining agreement with District 10 of the International Association of Machinists. The Company is currently operating under a five-year contract with the union, which expires on October 31, 2016. The Company believes it has good relations with the union and all of its employees.

The following table sets forth certain information regarding the Executive Officers of the Registrant.

Name	Position	Age at 2/29/2012
Richard A. Meeusen	Chairman, President and Chief Executive Officer	57
Richard E. Johnson	Senior Vice President — Finance, Chief Financial Officer and Treasurer	57
Fred J. Begale	Vice President — Engineering	47
William R. A. Bergum	Vice President — General Counsel and Secretary	47
Gregory M. Gomez	Vice President — Business Development	47
Horst E. Gras	Vice President — International Operations	56
Raymond G. Serdynski	Vice President — Manufacturing	55
Beverly L. P. Smiley	Vice President — Controller	62
Kimberly K. Stoll	Vice President — Sales and Marketing	45
Dennis J. Webb	Vice President — Customer Solutions	64

There are no family relationships between any of the executive officers. Officers are elected annually at the first meeting of the Board of Directors held after each annual meeting of the shareholders. Each officer holds office until his or her successor has been elected or until his or her death, resignation or removal. There is no arrangement or understanding between any executive officer and any other person pursuant to which he or she was elected as an officer.

Mr. Meeusen has served as Chairman, President and Chief Executive Officer for more than five years.

Mr. Johnson has served as Senior Vice President — Finance, Chief Financial Officer and Treasurer for more than five years.

Mr. Begale was elected Vice President — Engineering in December 2010. Mr. Begale served as Vice President — Business Development from April 2009 to December 2010 and Director — Business Development from March 2007 to April 2009. Prior to March 2007, Mr. Begale was Operations and Product Development Manager at Eaton Corporation — Eaton Aftertreatment Business Unit from January 2006 to March 2007.

Mr. Bergum has served as Vice President — General Counsel and Secretary for more than five years.

Mr. Gomez was elected Vice President — Business Development in December 2010. Mr. Gomez served as Vice President—Engineering from February 2008 to December 2010, Director of Engineering from July 2007 to February 2008 and Manager — Mechanical Engineering prior to that.

Mr. Gras has served as Vice President — International Operations for more than five years.

Mr. Serdynski was elected Vice President — Manufacturing in February 2008. Mr. Serdynski served as Director of Manufacturing Operations prior to that.

Ms. Smiley has served as Vice President — Controller for more than five years.

Ms. Stoll was elected Vice President — Sales and Marketing in February 2012. Ms. Stoll served as Vice President — Marketing from April 2009 to February 2012, and served as Director — Utility Marketing from August 2008 to April 2009. Prior to August 2008, Ms. Stoll was Marketing Manager at Dorner Manufacturing from April 2007 to June 2008 and Marketing Manager at Rockwell Automation prior to that.

Mr. Webb was elected Vice President — Customer Solutions in February 2012. Mr. Webb served as Vice President — Sales from April 2009 to February 2012, and Vice President — Sales and Marketing from February 2008 to April 2009. Mr. Webb served as Vice President — Sales, Marketing and Engineering prior to that.

Foreign Operations and Export Sales

The Company has distributors, direct sales representatives and independent sales representatives throughout the world. Additionally, the Company has a sales, distribution and manufacturing facility in Neuffen, Germany; sales and customer service offices in Mexico, Singapore, China and Slovakia; manufacturing facilities in Nogales, Mexico; and manufacturing and sales facilities in Brno, Czech Republic and Bern, Switzerland. The Company exports products from the United States that are manufactured in Milwaukee, Wisconsin; Tulsa, Oklahoma and Scottsdale, Arizona.

Information about the Company's foreign operations and export sales is included in Note 10 "Industry Segment and Geographic Areas" in the Notes to Consolidated Financial Statements in Part II, Item 8 of this 2011 Annual Report on Form 10-K.

Financial Information about Industry Segments

The Company operates in one industry segment as an innovator, manufacturer and marketer of products incorporating flow measurement and control technologies as described in Note 10 "Industry Segment and Geographic Areas" in the Notes to Consolidated Financial Statements in Part II, Item 8 of this 2011 Annual Report on Form 10-K.

ITEM 1A. *RISK FACTORS*

Shareholders, potential investors and other readers are urged to consider the significant business risks described below in addition to the other information set forth or incorporated by reference in this 2011 Annual

Report on Form 10-K, including the "Special Note Regarding Forward Looking Statements" at the front of this 2011 Annual Report on Form 10-K. If any of the events contemplated by the following risks actually occur, our financial condition or results of operations could be materially adversely affected. The following list of risk factors may not be exhaustive. We operate in a continually changing business, economic and geopolitical environment, and new risk factors may emerge from time to time. We can neither predict these new risk factors with certainty nor assess the precise impact, if any, on our business, or the extent to which any factor, or combination of factors, may adversely impact our results of operations. While there is much uncertainty, we do analyze the risks we face, perform a probability assessment of their impacts and attempt to soften their potential impact when and if possible.

Competitive pressures in the marketplace could decrease our revenues and profits:

Competitive pressures in the marketplace for our products could adversely affect our competitive position, leading to a possible loss of market share or a decrease in prices, either of which could result in decreased revenues and profits. We operate in an environment where competition varies from moderate to intense and a number of our competitors have greater financial resources. Our competitors also include alliance partners that sell products that do or may compete with our products, particularly those that provide AMR or AMI connectivity solutions. The principal elements of competition for our most significant product applications, residential and commercial water meters for the utility market (with various AMR/AMI/AMA technology systems), are price, product technology, quality and service. The competitive environment is also affected by the movement toward AMR, AMI or AMA technologies and away from manual read meters, the demand for replacement units and, to some extent, such things as global economic conditions, the timing and size of governmental programs such as stimulus fund programs, the ability of municipal water utility customers to authorize and finance purchases of our products, our ability to obtain financing, housing starts in the United States, and overall economic activity. For our specialty application products, the competitive environment is affected by the general economic health of various industrial sectors particularly in the United States and Europe.

The inability to develop technologically advanced products could harm our future success:

We believe that our future success depends, in part, on our ability to develop technologically advanced products that meet or exceed appropriate industry standards. Although we believe that we currently have a competitive advantage in this area, maintaining such advantage will require continued investment in research and development, sales and marketing. There can be no assurance that we will have sufficient resources to make such investments or that we will be able to make the technological advances necessary to maintain such competitive advantage. If we are unable to maintain our competitive advantage, our future financial performance may be adversely affected. We are not currently aware of any emerging standards or new products that could render our existing products obsolete.

The inability to obtain adequate supplies of raw materials and component parts at favorable prices could decrease our profit margins and negatively impact timely delivery to customers:

We are affected by the availability and prices for raw materials, including purchased castings made of metal or alloys (such as brass, which uses copper as its main component, aluminum, stainless steel and cast iron), plastic resins, glass, microprocessors and other electronic subassemblies, and components that are used in the manufacturing process. The inability to obtain adequate supplies of raw materials and component parts for our products at favorable prices could have a material adverse effect on our business, financial condition or results of operations by decreasing profit margins and by negatively impacting timely deliveries to customers. In the past, we have been able to offset increases in raw materials and component parts by increased sales prices, active materials management, product engineering programs and the diversity of materials used in the production processes. However, we cannot be certain that we will be able to accomplish this in the future. Since we do not control the actual production of these raw materials and component parts, there may be delays caused by an interruption in the production of these materials for reasons that are beyond our control. World commodity markets and inflation may also affect raw material and component part prices.

Economic conditions could cause a material adverse impact on our sales and operating results:

As a supplier of products primarily to water utilities, we may be adversely affected by global economic conditions and delays in governmental programs created to stimulate the economy that affect our customers, including independent distributors, large city utilities, private water companies and numerous smaller municipal water utilities. These customers may delay capital projects, including non-critical maintenance and upgrades, or may not have the ability to authorize and finance purchases during economic downturns or instability in world markets. While we also sell products for other applications to reduce our dependency on the water application market, a significant downturn in the water application market could cause a material adverse impact on sales and operating results. Therefore, a downturn in general economic conditions, as well as in the water application market, and delays in the timing or amounts of possible economic stimulus fund programs or the availability of funds to municipalities could result in a reduction in demand for our products and services and could harm the business.

Failure to manufacture quality products could have a material adverse effect on our business:

If we fail to maintain and enforce quality control and testing procedures, our products will not meet the required performance standards. Product quality and performance are a priority for us since our products are used in various applications where precise control of fluids is essential. Although we believe we have a very good reputation for product quality, any future production and/or sale of substandard products would seriously harm our reputation, resulting in both a loss of current customers to competitors and damage to our ability to attract new customers. In addition, if any of our products prove to be defective, we may be required to participate in a recall involving such products. A successful claim brought against us with respect to a defective product in excess of available insurance coverage, if any, or a requirement to participate in a major product recall, could have a material adverse effect on our business, results of operations or financial condition.

Litigation against us could be costly, time consuming to defend and could adversely affect our profitability:

From time to time, we are subject to legal proceedings and claims that arise in the ordinary course of business. For example, we may be subject to workers' compensation claims, employment/labor disputes, customer and supplier disputes, product liability claims, intellectual property disputes and contractual disputes related to warranties arising out of the conduct of our business. Litigation may result in substantial costs and may divert management's attention and resources, which could adversely affect our profitability or financial condition.

Changes in environmental or regulatory requirements could entail additional expenses that could decrease our profitability:

We cannot predict the nature, scope or effect of future environmental or regulatory requirements to which our operations might be subject or the manner in which existing or future laws will be administered or interpreted. Compliance with such laws or regulations may entail additional expenses that could decrease profitability. We are subject to a variety of environmental laws, such as lead content in certain meters incorporating brass housings, and regulatory laws affecting the use and/or licensing of radio frequencies necessary for AMR/AMI/AMA products, as well as regulations related to customs and trade practices. Currently, the cost of complying with existing laws is included as part of our on-going expenses and does not have a material effect on our business or financial position, but a change in the future could adversely affect our profitability.

Risks related to foreign markets could decrease our profitability:

Since we sell products worldwide as well as manufacture products in several countries, we are subject to risks associated with doing business internationally. These risks include such things as changes in foreign currency exchange rates, changes in a specific country's or region's political or economic conditions, potentially negative consequences from changes in tax laws or regulatory requirements, differing labor regulations, and the difficulty of managing widespread operations.

An inability to attract and retain skilled employees could negatively impact our growth and decrease our profitability:

Our success depends on our continued ability to identify, attract, develop and retain skilled personnel throughout our organization. Current and future compensation arrangements, including benefits, may not be sufficient to attract new employees or retain existing employees, which may hinder our growth.

Rising healthcare and retirement benefit costs could increase cost pressures and decrease our profitability:

We estimate liabilities and expenses for pensions and other postretirement benefits that require the use of assumptions relating to the rates used to discount the future estimated liability, rate of return on any assets and various assumptions related to the age and cost of the workforce. Actual results may differ from the estimates and have a material adverse effect on future results of operations or on the financial statements as a whole. Rising healthcare and retirement benefit costs in the United States may also add to cost pressures and decrease our profitability.

A failure to maintain good corporate governance practices could damage our reputation and adversely affect our future success:

We have a history of good corporate governance, including procedures and processes that are required by the Sarbanes-Oxley Act of 2002 and related rules and regulations, such as board committee charters, and a code of business conduct that defines how employees interact with our various stakeholders and addresses issues such as confidentiality, conflict of interest and fair dealing. Failure to maintain these corporate governance practices could harm our reputation and have a material adverse effect on our business and results of operations.

Failure to successfully integrate acquired businesses or products could adversely affect our operations:

As part of our business strategy, we continue to evaluate and may pursue selected business or product acquisition opportunities that we believe may provide us with certain operating and financial benefits. If we complete any such acquisitions, they may require integration into our existing business with respect to administrative, financial, sales, marketing, manufacturing and other functions to realize these anticipated benefits. If we are unable to successfully integrate a business or product acquisition, we may not realize the benefits identified in our due diligence process, and our financial results may be negatively impacted. Additionally, significant unexpected liabilities may arise during or after completion of an acquisition.

ITEM 1B. *UNRESOLVED STAFF COMMENTS*

None.

ITEM 2. *PROPERTIES*

The principal facilities utilized by the Company at December 31, 2011 are listed below. The Company owns all such facilities in fee simple except as noted. The Company believes that its facilities are generally well maintained and have sufficient capacity for its current needs.

Location	Principal use	Approximate area (square feet)
Milwaukee, Wisconsin, USA	Manufacturing and offices	323,500
Scottsdale, Arizona, USA	Manufacturing and offices	23,000(1)
Tulsa, Oklahoma, USA	Manufacturing and offices	59,500
Brno, Czech Republic	Manufacturing and offices	27,800
Neuffen, Germany	Manufacturing and offices	21,500
Nogales, Mexico	Manufacturing and offices	140,000
Nogales, Mexico	Manufacturing and offices	41,300
Bern, Switzerland	Manufacturing and offices	1,072(2)

(1) Leased facility. Lease term expires June 30, 2014.

(2) Owned building and land leased from the government. Lease term expires October 18, 2021.

ITEM 3. *LEGAL PROCEEDINGS*

In the normal course of business, the Company is named in legal proceedings from time to time. There are currently no material legal proceedings pending with respect to the Company. The more significant legal proceedings are discussed below.

Like other companies in recent years, the Company is named as a defendant in numerous pending multi-claimant/multi-defendant lawsuits alleging personal injury as a result of exposure to asbestos, manufactured by third parties, and integrated into or sold with a very limited number of the Company's products. The Company is vigorously defending itself against these claims. Although it is not possible to predict the ultimate outcome of these matters, the Company does not believe the ultimate resolution of these issues will have a material adverse effect on the Company's financial position or results of operations, either from a cash flow perspective or on the financial statements as a whole. This belief is based in part on the fact that no claimant has proven or substantially demonstrated asbestos exposure caused by products manufactured or sold by the Company and that a number of cases have been voluntarily dismissed.

The Company has been named as a defendant in two pending patent infringement lawsuits. One of these lawsuits alleges the Company and other parties infringed a patent on a metering data feature. The other lawsuit alleges the Company and other parties infringed an automotive lubrication product patent. As part of its sales contracts, the Company indemnifies customers for intellectual property infringement claims on its products and pays for certain costs, damages and fees if applicable conditions are met. The complaints seek unspecified damages as well as injunctive relief. The Company believes these claims are without merit and it is vigorously defending its interests. Although it is not possible to predict the ultimate outcome of these matters, the Company does not believe the ultimate resolution of these issues will have a material adverse effect on the Company's financial position or results of operations, either from a cash flow perspective or on the financial statements as a whole.

The Company is subject to contingencies related to environmental laws and regulations. Information about the Company's compliance with environmental regulations is included in Part I, Item 1 of this 2011 Annual Report on Form 10-K under the heading "Environmental Protection."

ITEM 4. *MINE SAFETY DISCLOSURES*

Not applicable.

PART II

ITEM 5. *MARKET FOR THE REGISTRANT'S COMMON STOCK, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES*

Information required by this Item is set forth in Note 11 "Unaudited: Quarterly Results of Operations, Common Stock Price and Dividends" in the Notes to Consolidated Financial Statements in Part II, Item 8 of this 2011 Annual Report on Form 10-K.

The following information in Item 5 of this Annual Report on Form 10-K is not deemed to be "soliciting material" or to be "filed" with the Securities and Exchange Commission or subject to Regulation 14A or 14C under the Securities Exchange Act of 1934 or to the liabilities of Section 18 of the Securities Exchange Act of 1934, and will not be deemed to be incorporated by reference into any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent the Company specifically incorporates it by reference into such a filing.

The following graph compares on a cumulative basis the yearly percentage change since January 1, 2006 in (a) the total shareholder return on the Common Stock with (b) the total return on the Russell 2000 Index, (c) the total return of the new peer group made up of 15 companies in similar industries and with similar market capitalization, and (d) the total return of the old peer group made up of 8 companies.

The Company has chosen this new peer group of 15 companies because, over the years, the old peer group had decreased to only 8 companies as a result of the companies being acquired or moving off the national exchanges. The Board of Directors believed that the old peer group had become too small to provide a fair comparison to our performance. During 2011, the Compensation and Corporate Governance Committee had requested that Towers Perrin, an independent consulting firm, develop a list of comparable publicly-held manufacturing companies that have similar business operations as ours. The Board of Directors selected 15 companies from that list as the new peer group, noting that those 15 companies most reasonably approximate our operations and market size.

The graph assumes $100 invested on December 31, 2005. It further assumes the reinvestment of dividends. The returns of each component company in the peer groups have been weighted based on such company's relative market capitalization.

Comparison of Cumulative Total Return



Badger Meter, Inc.
Russell 2000 Index
New Peer Group
Old Peer Group
DOLLARS
300
250
200
150
100
50
0
2006
2007
2008
2009
2010
2011

December 31	2006	2007	2008	2009	2010	2011
Badger Meter, Inc.	$100.00	$164.05	$106.99	$148.83	$167.51	$113.45
Russell 2000 Index	$100.00	$ 98.44	$ 65.19	$ 82.90	$105.17	$100.78
New Peer Group	$100.00	$ 96.67	$ 72.16	$ 80.89	$101.65	$100.47
Old Peer Group	$100.00	$118.11	$ 77.75	$102.90	$119.10	$ 99.75

The New Peer Group consists of A.O. Smith Corp. (AOS), Badger Meter, Inc. (BMI), CIRCOR International, Inc. (CIR), Colfax Corporation (CFX), ESCO Technologies Inc. (ESE), Flow International Corporation (FLOW), Franklin Electric Co, Inc. (FELE), Fuel Systems Solutions, Inc. (FSYS), Gorman-Rupp Company (GRC), Lindsay Corporation (LNN), Measurement Specialties, Inc. (MEAS), MFRI, Inc. (MFRI), Mueller Water Products (MWA), Robbins & Myers, Inc. (RBN), and Watts Water Technologies, Inc. (WTS).

The Old Peer Group consists of Axcess International, Inc. (AXSI.PK), Badger Meter, Inc. (BMI), Bio-Rad Labs, Inc. (BIO), Frequency Electronics, Inc. (FEIM), Innovex, Inc. (INVX.PK), Integral Vision, Inc. (INVI.OB), Newport Corporation (NEWP), and Research Frontiers, Inc. (REFR).

ITEM 6. *SELECTED FINANCIAL DATA*

BADGER METER, INC.

Ten Year Summary of Selected Consolidated Financial Data

	Years ended December 31,									
	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
	(In thousands except per share data)									
Operating results										
Net sales	$262,915	276,634	250,337	279,552	234,816	229,754	203,637	188,663	168,728	160,350
Research and development	$ 8,086	7,164	6,910	7,136	5,714	5,458	5,343	4,572	6,070	5,658
Earnings from continuing operations before income taxes	$ 27,349	44,438	42,333	39,555	29,325	27,489	25,664	20,325	15,658	12,359
Earnings from continuing operations	$ 19,161	28,662	26,780	25,084	18,386	16,568	16,164	12,056	9,798	7,819
Earnings (loss) from discontinued operations(1)	$ n/a	n/a	7,390	n/a	(1,929)	(9,020)	(2,911)	(2,423)	(2,221)	(548)
Net earnings	$ 19,161	28,662	34,170	25,084	16,457	7,548	13,253	9,633	7,577	7,271
Earnings from continuing operations to sales	7.3%	10.4%	10.7%	9.0%	7.8%	7.2%	7.4%	6.4%	5.8%	4.9%
Per Common share										
Basic earnings from continuing operations	$ 1.28	1.92	1.81	1.72	1.29	1.19	1.20	0.91	0.76	0.62
Basic earnings (loss) from discontinued operations	$ n/a	n/a	0.50	n/a	(0.13)	(0.65)	(0.22)	(0.18)	(0.17)	(0.04)
Total basic earnings	$ 1.28	1.92	2.31	1.72	1.16	0.54	0.98	0.73	0.59	0.58
Diluted earnings from continuing operations	$ 1.27	1.91	1.79	1.69	1.26	1.15	1.15	0.89	0.75	0.59
Diluted earnings (loss) from discontinued operations	$ n/a	n/a	0.49	n/a	(0.13)	(0.63)	(0.20)	(0.18)	(0.17)	(0.04)
Total diluted earnings	$ 1.27	1.91	2.28	1.69	1.13	0.52	0.95	0.71	0.58	0.55
Cash dividends declared:										
Common Stock	$ 0.60	0.52	0.46	0.40	0.34	0.31	0.29	0.28	0.27	0.26
Price range — high	$ 45.47	45.49	44.90	62.74	46.43	32.20	25.63	16.00	9.94	8.50
Price range — low	$ 26.86	32.58	22.50	17.58	23.00	19.51	13.23	8.53	6.13	5.52
Closing price	$ 29.43	44.22	39.82	29.02	44.95	27.70	19.62	14.98	9.54	8.00
Book value*	$ 11.85	11.19	9.65	7.50	6.33	5.07	5.36	4.77	4.19	3.74
Shares outstanding at year-end										
Common Stock	15,123	15,048	14,973	14,808	14,519	14,154	13,696	13,444	13,170	12,882
Financial position										
Working capital*	$ 78,782	64,658	60,419	35,740	38,725	33,648	32,923	25,461	25,946	6,825
Current ratio*	4.5 to 1	3.0 to 1	3.3 to 1	1.7 to 1	1.9 to 1	1.7 to 1	1.8 to 1	1.6 to 1	1.7 to 1	1.1 to 1
Net cash provided by operations	$ 31,317	18,396	36,588	26,143	27,934	16,750	18,361	6,297	15,221	12,234
Capital expenditures	$ 5,336	9,238	7,750	13,237	15,971	11,060	9,088	5,582	5,214	5,914
Total assets	$218,910	215,864	191,016	195,358	150,301	139,383	145,867	142,961	133,851	126,463
Short-term and current portion of long-term debt	$ 1,790	12,878	8,003	19,670	13,582	17,037	13,328	22,887	9,188	26,290
Long-term debt	$ n/a	n/a	n/a	5,504	3,129	5,928	15,360	14,819	24,450	13,046
Shareholders' equity(2)	$179,281	168,383	144,461	111,023	91,969	71,819	73,416	64,066	55,171	48,095
Debt as a percent of total debt and equity*	1.0%	7.1%	5.2%	18.5%	15.4%	26.8%	30.1%	37.0%	37.9%	45.0%
Return on shareholders' equity*	10.7%	17.0%	18.5%	22.6%	20.0%	23.1%	22.0%	18.8%	17.8%	16.3%
Price/earnings ratio*	23.2	23.2	22.2	17.2	35.7	24.1	17.1	16.8	12.7	11.1

(1) The Company's French operations have been presented as discontinued operations for 2002 through 2007, the years of ownership. In 2009, discontinued operations represented the recognition of previously unrecognized tax benefits for certain deductions that were taken on prior tax returns related to the shutdown of the Company's French operations.

(2) The Company adopted the provisions of the Financial Standards Accounting Board Accounting Standards Codification 715, "Compensation — Retirement Benefits" on December 31, 2006, with respect to recognizing the funded status of pension and postretirement benefit plans, and at December 31, 2008, with respect to changing the measurement date.

* Description of calculations as of the applicable year end:

Book value per share equals total shareholders' equity at year-end divided by the number of common shares outstanding.

Working capital equals total current assets less total current liabilities.

Current ratio equals total current assets divided by total current liabilities.

Debt as a percent of total debt and equity equals total debt (the sum of short-term debt, current portion of long-term debt and long-term debt) divided by the sum of total debt and total shareholders' equity at year-end. The debt of the discontinued French operations is included in this calculation for 2002 through 2007, the years of ownership, although there was no debt at the end of 2007 related to the French operations.

Return on shareholders' equity equals earnings from continuing operations divided by total shareholders' equity at year-end.

Price/earnings ratio equals the closing stock price for common stock divided by diluted earnings per share from continuing operations.

ITEM 7. *MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS*

BUSINESS DESCRIPTION AND OVERVIEW

The core competency of the Company is flow measurement solutions. The Company is a leading innovator, manufacturer and marketer of flow measurement and control products, serving water and gas utilities, municipalities and industrial customers worldwide. The Company's products are used in a wide variety of applications, including water, oil and lubricants, and are known for their high degree of accuracy, long-lasting durability and ability to provide valuable and timely measurement information to customers. The Company's product lines fall into two categories: water applications and specialty applications.

Water applications, the largest category by sales volume, include water meters and related technologies and services used by water utilities as the basis for generating water and wastewater revenues. The key market for the Company's water meter products is North America, primarily the United States, because the meters are designed and manufactured to conform to standards promulgated by the American Water Works Association. The Company's products are also sold for other water-based purposes, including irrigation, water reclamation and industrial process applications.

Specialty applications include the sale of meters and related technologies and services for measuring a wide variety of fluids in industries such as food and beverage, pharmaceutical production, petroleum, heating, ventilating and air conditioning (HVAC), and measuring and dispensing automotive fluids. It also includes the sale of radio technology to natural gas utilities for installation on their gas meters.

Additional information about the Company's business is described in Part 1, Item 1 "Business" under the heading "Market Overview, Products, Systems and Solutions" in this 2011 Annual Report on Form 10-K.

Business Trends

Increasingly, the electric utility industry relies on AMI technology for two-way communication to monitor and control electrical devices at the customer's site. Although the Company does not sell products for electric market applications, the trend toward AMI affects the markets in which the Company does participate, particularly for those customers in the water utility market that are interested in more frequent and diverse data. Specifically, AMI enables water utilities to capture readings from each meter at specific intervals.

In 2011, the Company introduced what it believes will be the next generation of metering technology, advanced metering analytics (AMA), that incorporates both mobile and fixed network reading capabilities, along with a host of automated utility management tools to facilitate the ability of water utilities to increase their productivity and revenue. AMA is comprised of ReadCenter Analytics software coupled with the new ORION SE two-way fixed network technology, which is complemented by a family of highly accurate and reliable water meters. The ORION SE system can operate as a mobile AMR system, a fixed network AMI system, or both. For example, a utility can begin deployment in mobile mode and migrate to a fixed network system. Also, if the system is operating in fixed network mode and the collector network goes down, the system will automatically revert to mobile mode, allowing the utility to continue collecting readings. Once the collector network is back up, it will automatically revert back to its fixed network mode. By using AMA, utilities will be able to proactively manage their day-to-day operations through powerful analytics-based software and two-way fixed network meter reading.

The Company sells its technology solutions to meet customer requirements. Since the technology products have comparable margins, any change in the mix between AMR, AMI or AMA is not expected to have a significant impact on the Company's net sales related to meter reading technology.

There are approximately 53,000 water utilities in the United States and the Company estimates that less than 30 percent of them have converted to an AMR or AMI technology. Although there is growing interest in AMI and AMA communication by water utilities, the vast majority of utilities installing technology continue to select AMR technologies for their applications. The Company's ORION technology has experienced rapid acceptance in the United States as an increasing number of water utilities have selected ORION as their AMR solution. The Company anticipates that even with growing interest in AMI and AMA, AMR will continue to be the primary product of choice for a number of years. For many water utilities, AMR technology is simply the most cost-effective solution available today. However, with the introduction of AMA, the Company believes it is well-positioned to meet customers' future needs.

Acquisitions

On February 1, 2012, the Company acquired 100% of the outstanding common stock of Racine Federated, Inc. ("Racine Federated") of Racine, Wisconsin and its subsidiary Premier Control Technologies, Ltd., located in Thetford, England for approximately $57.0 million in cash. Racine Federated manufactures and markets flow meters for the water industry as well as various industrial metering and specialty products. These products complement and expand the Company's existing line of water application and specialty application products for the global flow measurement business. This acquisition is further described in Note 1 "Summary of Significant Accounting Policies" under the heading "Subsequent Events" in the Notes to Consolidated Financial Statements in Part II, Item 8 of this 2011 Annual Report on Form 10-K.

On January 26, 2011, the Company purchased Remag, AG ("Remag") of Bern, Switzerland for $4.9 million. Remag distributes a line of precision flow measurement products, some of which they manufacture, for the global industrial market. Their small turbine meters complement and expand the Company's existing line of specialty application products. This acquisition is further described in Note 3 "Acquisitions and Investments" in the Notes to Consolidated Financial Statements in Part II, Item 8 of this 2011 Annual Report on Form 10-K.

On April 1, 2010, the Company purchased Cox Instruments, LLC of Scottsdale, Arizona, and its subsidiary Flow Dynamics, Inc. for $7.8 million. Cox Instruments and Flow Dynamics manufacture and market precision high performance flow meters that are used in demanding applications such as aerospace, custody transfer and flow measurement test stands. The Company merged the two entities into a wholly-owned subsidiary named Cox

Flow Measurement, Inc. on April 1, 2010, and merged the subsidiary into Badger Meter, Inc. on December 31, 2010. This acquisition is further described in Note 3 "Acquisitions and Investments" in the Notes to Consolidated Financial Statements in Part II, Item 8 of this 2011 Annual Report on Form 10-K.

Revenue and Product Mix

Prior to the Company's introduction of its own proprietary AMR products (ORION), Itron water utility-related products were a dominant AMR contributor to the Company's results. Itron products are sold under an agreement between the Company and Itron, Inc. that has been renewed multiple times and is in effect until early 2016. The Company's ORION products directly compete with Itron water AMR products. In recent years, many of the Company's customers have selected ORION products over Itron products. While ORION sales were 2.7 times greater than those of the Itron licensed products for 2011 and 2.2 times greater for 2010, the Company expects that the Itron products will remain a significant component of sales to water utilities. Continuing sales in both product lines underscores the continued acceptance of AMR technology by water utilities and affirms the Company's strategy of selling Itron products in addition to its own proprietary products.

As the industry continues to evolve, the Company has been vigilant in anticipating and exceeding customer expectations. In 2011, the Company introduced AMA as a hardware and software solution for water and gas utilities, which it believes will help maintain the Company's position as a market leader. The Company continues to seek opportunities for additional revenue enhancement. For instance, the Company is periodically asked to oversee and perform field installation of its products for certain customers. The Company assumes the role of general contractor, hiring installation subcontractors and supervising their work. The Company also supports its product and technology sales with the sale of extended service programs that provide additional services beyond the standard warranty. In recent years, the Company has sold ORION radio technology to natural gas utilities for installation on their gas meters. The revenues from such products and services are not yet significant and the Company is uncertain of the potential growth achievable for such products and services in future periods.

RESULTS OF OPERATIONS

Net Sales

Net sales in 2011 decreased $13.7 million, or 5.0%, to $262.9 million from $276.6 million in 2010. The overall decrease was the net result of lower volumes sold for the Company's water application products, offset somewhat by higher sales of specialty application products. Higher prices in certain product lines also helped offset the lower water application sales.

Water application products represented 78.3% of total net sales in 2011 compared to 84.3% in 2010. These sales decreased in 2011 by $27.4 million, or 11.7%, to $205.9 million from $233.3 million. The decline was due primarily to lower volumes of the Company's AMR/AMI related products, as well as lower sales of commercial and manual read residential meters, offset by somewhat higher prices in certain product lines. Sales of the Company's ORION AMR technology products decreased nearly 17.0% while sales of Itron related products declined nearly 33.0%. (Itron sales were substantially higher in 2010 due to increased sales to certain customers.) In 2011, ORION related products outsold Itron related products by a ratio of 2.7 to 1. These declines were offset somewhat by higher sales of the Company's GALAXY/AMI related products, which increased nearly 77.0% as more utilities purchased network systems. The Company believes the net decrease in water application sales was due to a continuation of certain factors, including concerns over municipal spending that continue to delay order decisions, slower housing starts and the Company's introduction in early 2011 of the next generation of the ORION product that caused water utilities to take time to evaluate this new technology. In addition, poor weather in the Midwest and Northeast had a negative impact on sales in early 2011 due to its effects on budget demands and installation rates.

Specialty products represented 21.7% of total sales in 2011 compared to 15.7% in 2010. These sales increased $13.7 million, or 31.6%, to $57.0 million in 2011 compared to $43.3 million in 2010. The increase was due in part to the addition of $3.3 million of sales from the acquisition of Remag, which was not included in the 2010 results. Most of the other specialty product line sales increased in 2011 over 2010. In addition, the Company increased sales of radios to natural gas customers $4.9 million from $11.2 million in 2010 to $16.1 million in 2011. Much of this increase was attributable to one customer.

International sales for water application meters and related technologies are generally made to customers in Canada and Mexico, which use similar mechanical technology as customers in the U.S. International sales for water application and specialty application products are comprised primarily of sales of small valves, electromagnetic meters and automotive fluid meters in Europe, sales of electromagnetic meters and related technologies in Latin America, and sales of valves and other metering products throughout the world. In Europe, sales are made primarily in Euros. Other international sales are made in U.S. dollars or local currencies. International sales increased 2.5% to $31.6 million in 2011 from $30.8 million in 2010 primarily due to higher specialty application product sales of valves and electromagnetic meters in Europe as the global economy slowly recovers.

Net sales in 2010 increased $26.3 million, or 10.5%, to $276.6 million from $250.3 million in 2009. The overall increase was the net result of higher volumes for many of the Company's products, particularly in specialty application products. In addition, certain product lines were favorably affected by price increases.

Water application products represented 84.3% of total net sales in 2010 compared to 89.6% in 2009. These sales increased in 2010 by $9.1 million, or 4.1%, to $233.3 million from $224.2 million. Sales increased in AMR/AMI related products due to volume and price increases. The Company believes customers who had delayed purchasing decisions because of the possibility of funds becoming available under U.S. government stimulus programs made purchases in 2010 as funds were allocated and buying patterns returned to more normal levels. Sales of the Company's ORION technology products increased 2.8% from 2009 levels and sales of the Itron related products saw an 8.6% increase from 2009 levels. In 2010, ORION related water products outsold Itron related water products by a ratio of 2.2 to 1. Sales of local or manual read meters declined 7.5% as more customers continue to purchase automated systems. Commercial meter sales in 2010 were slightly higher than in 2009 due to volume and price increases.

Specialty products represented 15.7% of total sales in 2010 compared to 10.4% in 2009. These sales increased $17.2 million, or 65.9%, to $43.3 million in 2010 compared to $26.1 million in 2009. The increase was due to increased volumes over unusually low 2009 levels, due to improving economic conditions, the acquisition of Cox Flow Measurement in the second quarter of 2010 and increased sales of the ORION radio into the natural gas market. Sales of natural gas related products increased $8.8 million from $2.4 million in 2009 to nearly $11.2 million in 2010. Much of this increase was attributable to one customer, whom the Company expects will continue to purchase for the next two years.

International sales for water application meters and related technologies are generally made to customers in Canada and Mexico, which use similar mechanical technology as customers in the U.S. International sales for other water application and specialty application products are comprised primarily of sales of small valves, electromagnetic meters and automotive fluid meters in Europe, sales of electromagnetic meters and related technologies in Latin America, and sales of valves and other metering products throughout the world. In Europe, sales are made primarily in Euros. Other international sales are made in U.S. dollars or local currencies. International sales increased 24.7% to $30.8 million in 2010 from $24.7 million in 2009 primarily due to higher water application product sales in Mexico and higher specialty application product sales in a variety of other countries as the global economy slowly recovered.

Gross Margins

Gross margins as a percentage of sales were 34.2%, 37.2% and 38.8% for 2011, 2010 and 2009, respectively. Gross margins were lower in 2011 compared to 2010 due to the impacts of lower volumes on fixed manufacturing costs, continuing higher prices for commodities, particularly copper, mitigated somewhat by higher prices charged for the Company's products. Gross margins also benefited from lower manufacturing costs as more products were made at the Company's Mexican facilities.

Gross margins were lower in 2010 compared to 2009 due to significantly higher commodity costs, particularly copper, mitigated somewhat by higher prices charged for the Company's products as well as cost reductions as the Company began to transition additional operations to its Mexican facilities. This transition was completed in the second quarter of 2011. Approximately 70 positions were transferred from the Milwaukee facility to the Mexican facility as part of a plan to move production to lower-cost facilities.

Operating Expenses

Selling, engineering and administration costs increased $4.3 million, or 7.4%, in 2011 compared to 2010. The increase was due in part to the inclusion of Remag's expenses which were not included in the 2010 amounts and expenses for Cox which were included in results for only nine months of 2010. Other reasons for the increase include higher amortization of various intangibles and software as well as higher costs associated with the technical support of the Company's products. In addition, expenses for 2011 include approximately $1.1 million of charges associated with the acquisition of Racine Federated that was acquired on February 1, 2012 as well as a non-cash pension curtailment charge as a result of contract negotiations with the Company's only union in which the union agreed to freeze its defined benefit plan at December 31, 2011 and participate in the Company's defined contribution plan. The 2010 amounts include a one-time credit of $0.7 million for the fair value of land received in settlement of claims against a building contractor.

Selling, engineering and administration costs increased $3.2 million, or 5.9%, in 2010 compared to 2009. The increase was due to the addition of Cox Flow Measurement in the second quarter of 2010, higher employee incentives due to increased sales and normal inflationary increases, offset somewhat by continuing cost controls. These increases were partially offset by a one-time credit of $0.7 million for the fair value of land received in settlement of claims against a building contractor.

Operating Earnings

Operating earnings in 2011 decreased $17.3 million, or 38.6%, to $27.5 million compared to $44.8 million in 2010. The decrease was due to lower sales as a result of lower volumes of product sold as well as increased selling, engineering and administration expenses.

Operating earnings in 2010 increased $2.6 million, or 6.1%, to $44.8 million compared to $42.2 million in 2009. The increase was due to the 10.5% increase in sales, mitigated somewhat by higher costs of purchased components, notably castings which have copper as their main component, as well as increased selling, engineering and administration costs. The gross margin in 2010 was $102.8 million, which was $5.8 million, or 6.0%, higher compared to the 2009 gross margin of $97.0 million and was the principal reason for the increase in operating earnings.

Interest Expense (Income), Net

Interest expense (income), net was $0.2 million in 2011 compared to $0.4 million in 2010. The decrease was due primarily to lower borrowings in 2011.

Interest expense (income), net was $0.4 million in 2010 compared to $(0.1) million in 2009. The increase was due to the reversal in 2009 of $1.2 million that was previously accrued during 2007 and 2008 related to the French tax issue discussed below under "Discontinued Operations" and lower overall debt balances.

Income Taxes

Income taxes as a percentage of earnings from continuing operations before income taxes were 29.9%, 35.5%, and 36.7% for 2011, 2010 and 2009, respectively. The 2011 results include recognition of previously unrecognized tax benefits for certain deductions that were taken on prior tax returns. These benefits total approximately $1.3 million and were recognized in earnings in 2011 due to the realization that such benefits became more likely than not upon the conclusion of an IRS audit of the Company's 2009 Federal income tax return. Without these benefits, the provision for income taxes as a percentage of earnings before income taxes for 2011 would have been 34.8%, which is lower than the 2010 rate of 35.5% due to higher foreign income taxed at lower rates.

The decrease between 2010 and 2009 was due to higher Federal benefits for domestic production activities and increased foreign income tax benefits.

Earnings and Diluted Earnings Per Share from Continuing Operations

As a result of the lower operating earnings, mitigated somewhat by a lower effective tax rate, earnings from continuing operations were $19.2 million in 2011 compared to $28.7 million in 2010. On a diluted basis, earnings per share from continuing operations were $1.27 compared to $1.91 for the same periods.

Primarily as a result of the increased operating earnings and a lower effective income tax rate, earnings from continuing operations were $28.7 million in 2010 compared to $26.8 million in 2009. On a diluted basis, earnings per share from continuing operations were $1.91 compared to $1.79 for the same periods.

Discontinued Operations

The 2009 results include recognition of previously unrecognized tax benefits for certain deductions that were taken on prior tax returns related to the 2006 shutdown of the Company's French subsidiaries, which were reflected as a discontinued operation. These tax benefits ($7.4 million) were recognized as earnings from discontinued operations in 2009 due to the realization that such tax benefits became more likely than not upon the conclusion of an IRS audit of the Company's 2006 federal income tax return. On a diluted basis, earnings per share from discontinued operations for 2009 were $0.49. The Company recorded interest income in continuing operations during 2009, because it recognized an interest expense reversal of $1.2 million that was previously accrued during 2007 and 2008 relating to this uncertain tax position.

LIQUIDITY AND CAPITAL RESOURCES

The main sources of liquidity for the Company are cash from operations and borrowing capacity. Cash provided by operations in 2011 was $31.3 million compared to $18.4 million in 2010. The primary reason for the change between years was due to the significant increase in inventory in 2010 that did not recur in 2011. Additionally, there was no contribution to the Company's pension plan in 2011. Cash provided by operations in 2010 was $18.4 million compared to $36.6 million in 2009. The decrease in cash provided by operations in 2010 from 2009 was due to higher inventory and receivable balances, offset somewhat by higher earnings from continuing operations and lower pension plan contributions.

Receivables at December 31, 2011 were $41.2 million compared to $40.4 million in 2010. The increase was due in part to the addition of Remag in 2011. The Company believes its net receivables balance is fully collectible.

Inventories at December 31, 2011 were $49.4 million compared to $48.3 million at December 31, 2010. The increase was due primarily to less than expected sales in the fourth quarter and the addition of Remag in 2011.

Capital expenditures totaled $5.3 million in 2011, $9.2 million in 2010 and $7.8 million in 2009. These amounts vary due to the timing of capital expenditures. The Company believes it has adequate capacity to increase production levels with minimal additional capital expenditures.

Intangible assets decreased to $33.7 million at December 31, 2011 from $34.2 million at December 31, 2010, primarily due to normal amortization, partially offset by intangibles acquired with the Remag acquisition in 2011.

Other assets decreased to $6.3 million at December 31, 2011 compared to $7.4 million at December 31, 2010 due to the redemption of life insurance policies on several individuals that were associated with the Company. Long-term deferred income tax assets increased to $2.3 million at December 31, 2011 compared to $1.7 million in 2010 due to the timing of certain tax deductions, primarily for pension plan remeasurement. Goodwill increased to $9.4 million at December 31, 2011 compared to $9.2 million at December 31, 2010. The increase was due to the acquisition of Remag in 2011.

Short-term debt decreased from December 31, 2010 to December 31, 2011 as cash generated from operations was used to pay down debt. These accounts totaled $1.8 million at December 31, 2011, a decrease from $12.9 million at December 31, 2010. At the end of 2011, debt represented less than 1.0% of the Company's total capitalization. None of the Company's debt carries financial covenants nor is it secured.

Payables increased slightly at December 31, 2011 as the result of the timing of purchases. Accrued compensation and employee benefits decreased $0.4 million between years due primarily to lower employee incentives.

Warranty and other after-sale costs increased $0.7 million to $1.6 million at December 31, 2011 compared to $0.9 million at December 31, 2010 due to a reserve for a specific known issue. Other accrued employee benefits increased to $10.0 million at December 31, 2011 from $6.4 million at December 31, 2010, primarily due to additional liabilities associated with the Company's defined benefit pension plan, which was offset (net of tax) in Accumulated Other Comprehensive Loss.

Common Stock and capital in excess of par value both increased during 2011 due to the exercise of stock options, stock compensation expense and the tax benefit on stock options. Treasury stock decreased slightly due to shares issued in connection with the Company's dividend reinvestment program.

Accumulated other comprehensive loss increased by $1.4 million in 2011 from 2010, net of tax, primarily due to changes in the funded status of the Company's pension plan and other postretirement benefits.

The Company's financial condition remains strong. In October 2011, the Company renewed its principal line of credit (increasing it to $65.0 million) for one year with its primary lender. The Company believes that its operating cash flows, available borrowing capacity, and its ability to raise capital provide adequate resources to fund ongoing operating requirements, future capital expenditures and the development of new products. The Company continues to take advantage of its local commercial paper market and carefully monitors the current borrowing market. The Company had $76.3 million of unused credit lines available at December 31, 2011.

In February 2012, the Company expanded its principal line of credit from $65.0 million to $90.0 million from February 16, 2012 to June 16, 2012 with interest calculated using 30-day LIBOR plus 150 percentage points over the index. This increase is intended to meet short-term cash needs, if any, that may arise as the result of funding the acquisition of Racine Federated with approximately $57.0 million of cash, as well as any cash needs resulting from a $30.0 million stock buyback program that began in the first quarter of 2012. The entire credit facility may be used for the issuance of commercial paper. This facility is unsecured, but there is a minimum tangible net worth covenant in effect for the period.

OFF-BALANCE SHEET ARRANGEMENTS

The Company had no off-balance sheet arrangements at December 31, 2011.

CONTRACTUAL OBLIGATIONS

In 2010, the Company restructured the outstanding debt of its Employee Savings and Stock Option Plan (the "ESSOP") by loaning the ESSOP $0.5 million to repay a loan to a third party and loaning the ESSOP an additional $1.0 million to purchase additional shares of the Company's Common Stock for future 401(k) savings plan matches under a program that will expire on December 31, 2020. Under this program, the Company agreed to pay the principal and interest on the new loan amount of $1.5 million. The receivable from the ESSOP and the related obligation were therefore netted to zero on the Company's Consolidated Balance Sheets at December 31, 2011 and 2010. The terms of the loan call for equal payments of principal with the final payment due on December 31, 2020. At December 31, 2011, $1.5 million of the loan balance remains.

The following table includes the Company's significant contractual obligations as of December 31, 2011. There are no undisclosed guarantees.

	Payments due by period				
	Total	Less than 1 year	1-3 years	4-6 years	Beyond
			(In thousands)		
Short-term debt	$1,790	$1,790	$ —	$—	$—
Operating leases	2,225	758	1,431	12	24
Total contractual obligations	$4,015	$2,548	$1,431	$12	$24

Other than items included in the preceding table, as of December 31, 2011, the Company had no additional material purchase obligations other than those created in the ordinary course of business related to inventory and property, plant and equipment, which generally have terms of less than 90 days. The Company also has long-term obligations related to its pension and postretirement plans which are discussed in detail in Note 7 "Employee Benefit Plans" in the Notes to Consolidated Financial Statements in Part II, Item 8 of this 2011 Annual Report on Form 10-K. As of the most recent actuarial measurement date, the Company estimates that its contribution for the 2012 calendar year will be $1.9 million. Postretirement medical claims are paid by the Company as they are submitted, and they are anticipated to be $0.5 million in 2012 based on actuarial estimates; however, these amounts can vary significantly from year to year because the Company is self-insured.

CRITICAL ACCOUNTING POLICIES AND USE OF ESTIMATES

The Company's accounting policies are more fully described in Note 1 "Summary of Significant Accounting Policies" in the Notes to Consolidated Financial Statements in Part II, Item 8 of this 2011 Annual Report on Form 10-K. As discussed in Note 1, the preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The Company's more significant estimates relate primarily to the following judgmental reserves: allowance for doubtful accounts, reserve for obsolete inventories, warranty and after-sale costs reserve, and the healthcare reserve for claims incurred, but not reported. Each of these reserves is evaluated quarterly and is reviewed with the Company's Disclosure Committee and the Audit and Compliance Committee of the Board of Directors. The basis for the reserve amounts is determined by analyzing the anticipated exposure for each account, and then selecting the most likely amount based upon historical experience and various other considerations that are believed to be reasonable under the circumstances. These methods have been used for all years in the presented financials and have been used consistently throughout each year. Actual results may differ from these estimates if actual experiences vary from the Company's assumptions.

The criteria used for calculating each of the reserve amounts vary by type of reserve. For the allowance for doubtful accounts reserve, significant past due balances are individually reviewed for collectibility, while the balance of accounts are reviewed in conjunction with applying historical write-off ratios. The calculation for the obsolete inventories reserve is determined by analyzing the relationship between the age and quantity of items on hand versus estimated usage to determine if excess quantities exist. The calculation for warranty and after-sale costs reserve uses criteria that include known potential problems on past sales as well as historical claim experience and current warranty trends. The healthcare reserve for claims incurred, but not reported is determined by using medical cost trend analyses, reviewing subsequent payments made and estimating unbilled amounts. The changes in the balances of these reserves at December 31, 2011 compared to the prior year were due to normal business conditions and are not deemed to be significant. While the Company continually tries to improve its estimates, no significant changes in the underlying processes are expected in 2012.

The Company also uses estimates in four other significant areas: (i) pension and other postretirement obligations and costs, (ii) stock-based compensation, (iii) income taxes, and (iv) evaluating goodwill at least annually for impairment. The actuarial valuations of benefit obligations and net periodic benefit costs rely on key assumptions including discount rates and long-term expected return on plan assets. The Company's discount rate assumptions for its pension and postretirement plans are based on the average yield of a hypothetical high quality bond portfolio with maturities that approximately match the estimated cash flow needs of the plans. The assumptions for expected long-term rates of return on assets for its pension plan are based on historical experience and estimated future investment returns, taking into consideration anticipated asset allocations, investment strategies and the views of various investment professionals. On December 31, 2010, the Company froze its pension plan for its non-union participants and formed a new defined contribution feature within the ESSOP plan in which each employee received a similar benefit. On December 31, 2011, the Company froze its pension plan for its union participants and included them in the same defined contribution feature within the ESSOP. The total cost of the Company's stock-based awards is equal to the grant date fair value per award multiplied by the number of awards granted, adjusted for forfeitures. Forfeitures are initially estimated based on historical Company information and subsequently updated over the life of the awards to ultimately reflect actual forfeitures, which could have an impact on the amount of stock compensation cost recognized from period to period. In calculating the provision for income taxes on an interim basis, the Company uses an estimate of the annual effective tax rate based upon the facts and circumstances known at each interim period. On a quarterly basis, the actual effective tax rate is adjusted as appropriate based upon the actual results compared to those forecasted at the beginning of the fiscal year. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The reserve for uncertainty in income taxes is a matter of judgment based on an evaluation of the individual facts and circumstances of each tax position in light of all available evidence, including historic data and current trends. A tax benefit is recognized when it is "more likely than not" to be sustained based solely on the technical merits of each tax position. Goodwill impairment, if any, is determined by comparing the fair value of the reporting unit with its carrying value. The Company evaluates and updates all of these assumptions quarterly. Actual results may differ from these estimates.

OTHER MATTERS

The Company is subject to contingencies related to environmental laws and regulations. The Company is named as one of many potentially responsible parties in two landfill lawsuits. The landfill sites are impacted by the Federal Comprehensive Environmental Response, Compensation and Liability Act and other environmental laws and regulations. At this time, the Company does not believe the ultimate resolution of these matters will have a material adverse effect on the Company's financial position or results of operations, either from a cash flow perspective or on the financial statements as a whole. This belief is based on the Company's assessment of its limited past involvement with these landfill sites as well as the substantial involvement of and government focus on other named third parties with these landfill sites. However, due to the inherent uncertainties of such proceedings, the Company cannot predict the ultimate outcome of any of these matters. A future change in circumstances with respect to these specific matters or with respect to sites formerly or currently owned or operated by the Company, off-site disposal locations used by the Company, and property owned by third parties that is near such sites, could result in future costs to the Company and such amounts could be material. Expenditures for compliance with environmental control provisions and regulations during 2011, 2010 and 2009 were not material.

Like other companies in recent years, the Company is named as a defendant in numerous pending multi-claimant/multi-defendant lawsuits alleging personal injury as a result of exposure to asbestos, manufactured by third parties, and integrated into or sold with a very limited number of the Company's products. The Company is vigorously defending itself against these claims. Although it is not possible to predict the ultimate outcome of these matters, the Company does not believe the ultimate resolution of these issues will have a material adverse effect on the Company's financial position or results of operations, either from a cash flow perspective or on the financial statements as a whole. This belief is based in part on the fact that no claimant has proven or substantially demonstrated asbestos exposure caused by products manufactured or sold by the Company and that a number of cases have been voluntarily dismissed.

The Company has been named as a defendant in two pending patent infringement lawsuits. One of these lawsuits alleges the Company and other parties infringed a patent on a metering data feature. The other lawsuit alleges the Company and other parties infringed an automotive lubrication product patent. As part of its sales contracts, the Company indemnifies customers for intellectual property infringement claims on its products and pays for certain costs, damages and fees if applicable conditions are met. The complaints seek unspecified damages as well as injunctive relief. The Company believes these claims are without merit and it is vigorously defending its interests. Although it is not possible to predict the ultimate outcome of these matters, the Company does not believe the ultimate resolution of these issues will have a material adverse effect on the Company's financial position or results of operations, either from a cash flow perspective or on the financial statements as a whole.

See the "Special Note Regarding Forward Looking Statements" at the front of this Annual Report on Form 10-K and Part I, Item 1A "Risk Factors" in this Annual Report on Form 10-K for the year ended December 31, 2011 for a discussion of risks and uncertainties that could impact the Company's financial performance and results of operations.

MARKET RISKS

In the ordinary course of business, the Company is exposed to various market risks. The Company operates in an environment where competition varies from moderate to intense. The Company believes it currently provides the leading technology in water meters and AMR/AMI/AMA systems for water utilities. A number of the Company's competitors in certain markets have greater financial resources. Competitors also include alliance partners that sell products that do or may compete with our products, particularly those that provide AMR/AMI connectivity solutions. In addition, the market's level of acceptance of the Company's newer products, such as the recently introduced AMA systems, may have a significant effect on the Company's results of operations. As a result of significant research and development activities, the Company enjoys favorable patent positions for several of its products.

The Company's ability to generate operating income and to increase profitability depends somewhat on the general health of the United States and foreign economies, including to some extent such things as the length and severity of global economic downturns, the timing and size of governmental programs such as stimulus fund programs, the ability of municipal water utility customers to authorize and finance purchases of the Company's products, the Company's ability to obtain financing, housing starts in the United States, and overall industrial activity. In addition, changes in governmental laws and regulations, particularly laws dealing with the use of lead or rules affecting the use and/or licensing of radio frequencies necessary for AMR/AMI/AMA products may impact the results of operations. These factors are largely beyond the Company's control and depend on the economic condition and regulatory environment of the geographic region of the Company's operations.

The Company relies on single suppliers for certain castings and components in several of its product lines. Although alternate sources of supply exist for these items, the loss of certain suppliers could temporarily disrupt operations in the short term. The Company attempts to mitigate these risks by working closely with key suppliers, purchasing minimal amounts from alternative suppliers and by purchasing business interruption insurance where appropriate.

Raw materials used in the manufacture of the Company's products include purchased castings made of metal or alloys (such as brass, which uses copper as its main component, aluminum, stainless steel and cast iron), plastic resins, glass, microprocessors and other electronic subassemblies and components. The Company does not hold significant amounts of precious metals. The price and availability of raw materials is influenced by economic and industry conditions, including supply and demand factors that are difficult to anticipate and cannot be controlled by the Company. Commodity risk is managed by keeping abreast of economic conditions and locking in purchase prices for quantities that correspond to the Company's forecasted usage.

The Company's foreign currency risk relates to the sales of products to foreign customers and purchases of material from foreign vendors. The Company uses lines of credit with U.S. and European banks to offset currency exposure related to European receivables and other monetary assets. As of December 31, 2011 and 2010, the Company's foreign currency net monetary assets were partially offset by comparable debt resulting in no material exposure to the results of operations. The Company believes the effect of a change in foreign currency rates will not have a material adverse effect on the Company's financial position or results of operations, either from a cash flow perspective or on the financial statements as a whole.

The Company typically does not hold or issue derivative instruments and has a policy specifically prohibiting the use of such instruments for trading purposes.

The Company's short-term debt on December 31, 2011 was floating rate debt with market values approximating carrying value. Future annual interest costs for short-term debt will fluctuate based upon short-term interest rates. For the short-term debt on hand on December 31, 2011, the effect of a 1% change in interest rates is approximately $18,000.

ITEM 7A. *QUANTITATIVE AND QUALITATIVE DISCLOSURES OF MARKET RISK*

Information required by this Item is set forth in Part II, Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations" under the heading "Market Risks" in this 2011 Annual Report on Form 10-K.

ITEM 8. *FINANCIAL STATEMENTS AND SUPPLEMENTAL DATA*

BADGER METER, INC.

Management's Annual Report on Internal Control over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Securities Exchange Act of 1934. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2011 using the criteria set forth in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, the Company's management believes that, as of December 31, 2011, the Company's internal control over financial reporting was effective based on those criteria.

Ernst & Young LLP, an independent registered public accounting firm, has audited the Consolidated Financial Statements included in this Annual Report on Form 10-K and, as part of its audit, has issued an attestation report, included herein, on the effectiveness of the Company's internal control over financial reporting.

BADGER METER, INC.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Badger Meter, Inc.

We have audited Badger Meter, Inc.'s (the "Company") internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Badger Meter, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Badger Meter, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Badger Meter, Inc. as of December 31, 2011 and 2010, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2011 and our report dated March 8, 2012, expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Milwaukee, Wisconsin
March 8, 2012

BADGER METER, INC.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Badger Meter, Inc.

We have audited the accompanying consolidated balance sheets of Badger Meter, Inc. (the "Company") as of December 31, 2011 and 2010, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Badger Meter, Inc. at December 31, 2011 and 2010, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Badger Meter, Inc.'s internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 8, 2012 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Milwaukee, Wisconsin
March 8, 2012

BADGER METER, INC.

Consolidated Balance Sheets

	December 31, 2011	December 31, 2010
	(Dollars in thousands)	
Assets		
Current assets:		
Cash	$ 4,975	$ 3,089
Receivables	41,168	40,429
Inventories:		
Finished goods	13,476	9,800
Work in process	11,377	15,284
Raw materials	24,583	23,232
Total inventories	49,436	48,316
Prepaid expenses and other current assets	2,266	2,381
Deferred income taxes	3,350	3,122
Total current assets	101,195	97,337
Property, plant and equipment, at cost:		
Land and improvements	8,011	7,874
Buildings and improvements	49,840	48,014
Machinery and equipment	87,077	88,066
	144,928	143,954
Less accumulated depreciation	(78,826)	(77,866)
Net property, plant and equipment	66,102	66,088
Intangible assets, at cost less accumulated amortization	33,680	34,170
Other assets	6,259	7,449
Deferred income taxes	2,309	1,658
Goodwill	9,365	9,162
Total assets	$218,910	$215,864
Liabilities and shareholders' equity		
Current liabilities:		
Short-term debt	$ 1,790	$ 12,878
Payables	11,365	11,159
Accrued compensation and employee benefits	6,734	7,143
Warranty and after-sale costs	1,593	889
Income and other taxes	931	610
Total current liabilities	22,413	32,679
Other long-term liabilities	1,078	2,472
Accrued non-pension postretirement benefits	6,103	5,972
Other accrued employee benefits	10,035	6,358
Commitments and contingencies (Note 6)		
Shareholders' equity:		
Common Stock, $1 par; authorized 40,000,000 shares; issued 21,292,030 shares in 2011 and 21,258,850 shares in 2010	21,292	21,259
Capital in excess of par value	39,445	37,582
Reinvested earnings	166,271	156,101
Accumulated other comprehensive loss	(14,566)	(13,137)
Less: Employee benefit stock	(1,485)	(1,536)
Treasury stock, at cost; 6,169,329 shares in 2011 and 6,210,361 shares in 2010	(31,676)	(31,886)
Total shareholders' equity	179,281	168,383
Total liabilities and shareholders' equity	$218,910	$215,864

See accompanying notes.

BADGER METER, INC.

Consolidated Statements of Operations

	Years ended December 31		
	2011	2010	2009
	(In thousands except per share amounts)		
Net sales	$262,915	$276,634	$250,337
Cost of sales	173,095	173,810	153,323
Gross margin	89,820	102,824	97,014
Selling, engineering and administration	62,286	58,001	54,771
Operating earnings	27,534	44,823	42,243
Interest expense (income), net	185	385	(90)
Earnings from continuing operations before income taxes	27,349	44,438	42,333
Provision for income taxes (Note 8)	8,188	15,776	15,553
Earnings from continuing operations	19,161	28,662	26,780
Earnings from discontinued operations net of income taxes (Note 8)	—	—	7,390
Net earnings	$ 19,161	$ 28,662	$ 34,170
Earnings per share:			
Basic:			
from continuing operations	$ 1.28	$ 1.92	$ 1.81
from discontinued operations	—	—	.50
Total basic	$ 1.28	$ 1.92	$ 2.31
Diluted:			
from continuing operations	$ 1.27	$ 1.91	$ 1.79
from discontinued operations	—	—	.49
Total diluted	$ 1.27	$ 1.91	$ 2.28
Shares used in computation of earnings per share:			
Basic	14,971	14,906	14,800
Impact of dilutive securities	78	100	148
Diluted	15,049	15,006	14,948

See accompanying notes.

BADGER METER, INC.

Consolidated Statements of Cash Flows

	Years ended December 31,		
	2011	2010	2009
	(Dollars in thousands)		
Operating activities:			
Net earnings	$ 19,161	$ 28,662	$ 34,170
Adjustments to reconcile net earnings to net cash provided by operations:			
Depreciation	7,144	6,704	6,731
Amortization	2,347	1,755	1,427
Deferred income taxes	(800)	1,981	5,169
Previously unrecognized tax benefits, including interest	—	—	(8,599)
Contributions to pension	—	(4,700)	(10,100)
Gain on legal settlement	—	(740)	—
Noncurrent employee benefits	4,704	2,266	3,670
Stock-based compensation expense	1,470	1,365	1,172
Changes in:			
Receivables	(616)	(3,777)	1,347
Inventories	42	(14,886)	7,015
Prepaid expenses and other current assets	(850)	55	(209)
Liabilities other than debt	(1,285)	(289)	(5,205)
Total adjustments	12,156	(10,266)	2,418
Net cash provided by operations	31,317	18,396	36,588
Investing activities:			
Property, plant and equipment additions	(5,336)	(9,238)	(7,750)
Acquisitions, net of cash acquired	(3,954)	(7,280)	—
Investment in emerging technology company	—	(1,500)	—
Acquisition of intangible assets	—	(8,028)	—
Net cash used for investing activities	(9,290)	(26,046)	(7,750)
Financing activities:			
Net increase (decrease) in short-term debt	(11,893)	10,457	(7,437)
Repayments of long-term debt	—	(5,429)	(9,750)
Dividends paid	(9,023)	(7,784)	(6,830)
Proceeds from exercise of stock options	236	362	1,179
Tax benefit on stock options	190	525	1,162
Employee benefit stock purchase	—	(1,000)	—
Issuance of treasury stock	493	152	183
Net cash used for financing activities	(19,997)	(2,717)	(21,493)
Effect of foreign exchange rates on cash	(144)	127	(233)
Increase (decrease) in cash	1,886	(10,240)	7,112
Cash — beginning of period	3,089	13,329	6,217
Cash — end of period	$ 4,975	$ 3,089	$ 13,329
Supplemental disclosures of cash flow information:			
Cash paid during the year for:			
Income taxes	$ 10,308	$ 10,884	$ 13,238
Interest (including $11 of capitalized interest in 2009)	$ 324	$ 330	$ 861

See accompanying notes.

BADGER METER, INC.

Consolidated Statements of Shareholders' Equity

	Common stock at $1 par value*	Capital in excess of par value	Reinvested earnings	Accumulated other comprehensive income (loss)	Employee benefit stock	Treasury stock	Total
	Years ended December 31, (In thousands except per share amounts)						
Balance, December 31, 2008	$21,074	$31,563	$107,887	$(16,672)	$ (659)	$(32,170)	$111,023
Comprehensive income:							
Net earnings	—	—	34,170	—	—	—	34,170
Other comprehensive income:							
Employee benefit funded status adjustment (net of $(709) tax effect)	—	—	—	1,987	—	—	1,987
Foreign currency translation	—	—	—	100	—	—	100
Comprehensive income							36,257
Cash dividends of $0.46 per share	—	—	(6,832)	—	—	—	(6,832)
Stock options exercised	136	1,044	—	—	—	—	1,180
Tax benefit on stock options and dividends	—	1,162	—	—	—	—	1,162
ESSOP transactions	—	170	—	—	74	—	244
Stock-based compensation		882	—	—	—	—	882
Issuance of treasury stock (28 shares)	—	400	—	—	—	145	545
Balance, December 31, 2009	21,210	35,221	135,225	(14,585)	(585)	(32,025)	144,461
Comprehensive income:							
Net earnings	—	—	28,662	—	—	—	28,662
Other comprehensive income (loss):							
Employee benefit funded status adjustment (net of $(1,426) tax effect)	—	—	—	1,730	—	—	1,730
Foreign currency translation	—	—	—	(282)	—	—	(282)
Comprehensive income							30,110
Cash dividends of $0.52 per share	—	—	(7,786)	—	—	—	(7,786)
Stock options exercised	49	313	—	—	—	—	362
Tax benefit on stock options and dividends	—	525	—	—	—	—	525
ESSOP transactions	—	159	—	—	(951)	—	(792)
Stock-based compensation	—	967	—	—	—	—	967
Issuance of treasury stock (27 shares)	—	397	—	—	—	139	536
Balance, December 31, 2010	21,259	37,582	156,101	(13,137)	(1,536)	(31,886)	168,383
Comprehensive income:							
Net earnings	—	—	19,161	—	—	—	19,161
Other comprehensive income (loss):							
Employee benefit funded status adjustment (net of $(835) tax effect)	—	—	—	(1,162)	—	—	(1,162)
Foreign currency translation	—	—	—	(267)	—	—	(267)
Comprehensive income							17,732
Cash dividends of $0.60 per share	—	—	(8,991)	—	—	—	(8,991)
Stock options exercised	33	202	—	—	—	—	235
Tax benefit on stock options and dividends	—	190	—	—	—	—	190
ESSOP transactions	—	53	—	—	51	—	104
Stock-based compensation	—	1,134	—	—	—	—	1,134
Issuance of treasury stock (41 shares)	—	284	—	—	—	210	494
Balance, December 31, 2011	$21,292	$39,445	$166,271	$(14,566)	$(1,485)	$(31,676)	$179,281

* Each common share of stock equals $1 par value; therefore, the number of common shares is the same as the dollar value.

See accompanying notes.

BADGER METER, INC.

Notes to Consolidated Financial Statements
December 31, 2011, 2010 and 2009

Note 1 Summary of Significant Accounting Policies

Profile

The core competency of the Company is flow measurement solutions. The Company is a leading innovator, manufacturer and marketer of flow measurement and control products, serving water and gas utilities, municipalities and industrial customers worldwide. The Company's products are used in a wide variety of applications, including water, oil and lubricants, and are known for their high degree of accuracy, long-lasting durability and ability to provide valuable and timely measurement information to customers. The Company's product lines fall into two categories: water applications and specialty applications.

Water applications, the largest category by sales volume, include water meters and related technologies and services used by water utilities as the basis for generating water and wastewater revenues. The key market for the Company's water meter products is North America, primarily the United States, because the meters are designed and manufactured to conform to standards promulgated by the American Water Works Association. The Company's products are also sold for other water-based purposes, including irrigation, water reclamation and industrial process applications.

Specialty applications include the sale of meters and related technologies and services for measuring a wide variety of fluids in industries such as food and beverage, pharmaceutical production, petroleum, heating, ventilating and air conditioning (HVAC), and measuring and dispensing automotive fluids. It also includes the sale of radio technology to natural gas utilities for installation on their gas meters.

Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany transactions have been eliminated in consolidation.

Receivables

Receivables consist primarily of trade receivables. The Company does not require collateral or other security and evaluates the collectability of its receivables based on a number of factors. An allowance for doubtful accounts is recorded for significant past due receivable balances based on a review of the past due items and the customer's ability and likelihood to pay, as well as applying a historical write-off ratio to the remaining balances. Changes in the Company's allowance for doubtful accounts are as follows:

	Balance at beginning of year	Provision and reserve adjustments	Write-offs less recoveries	Reserve acquired	Balance at end of year
		(In thousands)			
2011	$441	$ 91	$(274)	$40(a)	$298
2010	$291	$ 227	$ (77)	$—	$441
2009	$560	$(212)	$ (57)	$—	$291

(a) The reserve increased $40,000 in 2011 related to the acquisition of Remag AG. Refer to Note 3 "Acquisitions and Investments" for a description of the acquisition.

Inventories

Inventories are valued at the lower of cost or market. Cost is determined using the first-in, first-out method. The Company estimates and records provisions for obsolete inventories. Changes to the Company's obsolete inventories reserve are as follows:

	Balance at beginning of year	Net additions charged to earnings	Disposals	Reserve acquired	Balance at end of year
		(In thousands)			
2011	$2,775	$ 288	$(423)	$40(a)	$2,680
2010	$2,042	$1,345	$(612)	$—	$2,775
2009	$1,746	$ 705	$(409)	$—	$2,042

(a) The reserve increased $40,000 in 2011 related to the acquisition of Remag AG. Refer to Note 3 "Acquisitions and Investments" for a description of the acquisition.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Depreciation is provided over the estimated useful lives of the respective assets, principally by the straight-line method. The estimated useful lives of assets are: for land improvements, 15 years; for buildings and improvements, 10 — 39 years; and for machinery and equipment, 3 — 20 years.

Long-Lived Assets

Property, plant and equipment and identifiable intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the sum of the expected undiscounted cash flows is less than the carrying value of the related asset or group of assets, a loss is recognized for the difference between the fair value and carrying value of the asset or group of assets.

Intangible Assets

Intangible assets are amortized on a straight-line basis over their estimated useful lives ranging from 10 to 20 years. The Company does not have any intangible assets deemed to have indefinite lives. Amortization expense expected to be recognized is $2.3 million in each of the subsequent five years beginning with 2012. The carrying value and accumulated amortization by major class of intangible assets are as follows:

	December 31, 2011		December 31, 2010	
	Gross carrying amount	Accumulated amortization	Gross carrying amount	Accumulated amortization
		(In thousands)		
Technologies	$31,928	$5,150	$32,228	$3,720
Non-compete agreement	1,932	675	1,900	489
Licenses	650	373	650	356
Trademarks	150	145	150	130
Customer list	3,423	291	1,663	83
Trade name	2,523	292	2,481	124
Total intangibles	$40,606	$6,926	$39,072	$4,902

Goodwill

Goodwill is tested for impairment annually during the fourth fiscal quarter or more frequently if an event indicates that the goodwill might be impaired. Potential impairment is identified by comparing the fair value of a reporting unit with its carrying value. No adjustments were recorded to goodwill as a result of these reviews during 2011, 2010 and 2009.

Goodwill was $9.4 million, $9.2 million and $7.0 million at December 31, 2011, 2010 and 2009, respectively. The increases were the result of the Remag, AG of Bern, Switzerland acquisition in 2011, and the Cox Instruments, LLC of Scottsdale, Arizona acquisition in 2010. Both acquisitions are further described in Note 3 "Acquisitions and Investments."

Revenue Recognition

Revenues are generally recognized upon shipment of product, which corresponds with the transfer of title. The costs of shipping are billed to the customer upon shipment and are included in cost of sales. A small portion of the Company's sales includes shipments of products combined with services, such as meters sold with installation. The product and installation components of these multiple deliverable arrangements are considered separate units of accounting. The value of these separate units of accounting is determined based on their relative fair values determined on a stand-alone basis. Revenue is generally recognized when the last element of the multiple deliverable is delivered, which corresponds with installation and acceptance by the customer. The Company also sells a small number of extended support service agreements on certain products for the period subsequent to the normal support service provided with the original product sale. Revenue is recognized over the service agreement period, which is generally one year.

Warranty and After-Sale Costs

The Company estimates and records provisions for warranties and other after-sale costs in the period in which the sale is recorded, based on a lag factor and historical warranty claim experience. After-sale costs represent a variety of activities outside of the written warranty policy, such as investigation of unanticipated problems after the customer has installed the product, or analysis of water quality issues. Changes in the Company's warranty and after-sale costs reserve are as follows:

	Balance at beginning of year	Net additions charged to earnings	Costs incurred and adjustments	Reserve acquired	Balance at end of year
			(In thousands)		
2011	$ 889	$1,592(a)	$(888)	$—	$1,593
2010	$ 907	$ 552	$(668)	$98(b)	$ 889
2009	$1,327	$ 409	$(829)	$—	$ 907

(a) Included in the 2011 increase in the reserve was $0.6 million related to a specific product issue.

(b) The reserve increased $98,000 in 2010 related to the acquisition of Cox Flow Measurement. Refer to Note 3 "Acquisitions and Investments" for a description of the acquisition.

Research and Development

Research and development costs are charged to expense as incurred and amounted to $8.1 million, $7.2 million and $6.9 million in 2011, 2010 and 2009, respectively.

Stock-Based Compensation Plans

As of December 31, 2011, the Company has an Omnibus Incentive Plan under which 700,000 shares are reserved for restricted stock and stock options grants for employees as well as stock grants for Directors as described in Note 5 "Stock Compensation." The plan was approved in 2011 and replaced all prior stock-based plans except for shares and options previously issued under those plans.

The Company recognizes the cost of stock-based awards in net earnings for all of its stock-based compensation plans on a straight-line basis over the service period of the awards. The Company estimates the fair value of its option awards using the Black-Scholes option-pricing formula, and records compensation expense for stock options ratably over the stock option grant's vesting period. The Company values restricted stock and stock grants for Directors on the closing price of the Company's stock on the day the grant was awarded. Total stock compensation expense recognized by the Company was $1.5 million for 2011, $1.4 million for 2010 and $1.2 million for 2009.

Healthcare

The Company estimates and records provisions for healthcare claims incurred but not reported, based on medical cost trend analyses, reviews of subsequent payments made and estimates of unbilled amounts.

Accumulated Other Comprehensive Income (Loss)

Components of accumulated other comprehensive income (loss) at December 31 are as follows:

	2011	2010
	(In thousands)	
Cumulative foreign currency translation adjustment	$ 1,190	$ 1,457
Unrecognized pension and postretirement benefit plan liabilities, net of tax	(15,756)	(14,594)
Accumulated other comprehensive loss	$(14,566)	$(13,137)

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Fair Value Measurements of Financial Instruments

The carrying amounts of cash, receivables and payables in the financial statements approximate their fair values due to the short-term nature of these financial instruments. Short-term debt is comprised of notes payable drawn against the Company's lines of credit and commercial paper. Because of its short-term nature, the carrying amount of the short-term debt also approximates fair value. Included in other assets is insurance policies on various individuals that were associated with the Company. The carrying amounts of these insurance policies approximates their fair value.

Subsequent Events

The Company evaluates subsequent events at the date of the balance sheet as well as conditions that arise after the balance sheet date but before the financial statements are issued. The effects of conditions that existed at the date of the balance sheet date are recognized in the financial statements. Events and conditions arising after the balance sheet date but before the financial statements are issued are evaluated to determine if disclosure is required to keep the financial statements from being misleading. To the extent such events and conditions exist, if any, disclosures are made regarding the nature of events and the estimated financial effects for those events and conditions. For purposes of preparing the accompanying consolidated financial statements and the notes to these financial statements, the Company evaluated subsequent events through the date the accompanying financial statements were issued.

On February 1, 2012, the Company acquired 100% of the outstanding common stock of Racine Federated, Inc. of Racine, Wisconsin and its subsidiary Premier Control Technologies, Ltd. located in Thetford, England for approximately $57.0 million of cash. Racine Federated manufactures and markets flow meters for the water industry, as well as various industrial metering and specialty products. These products complement and expand the Company's existing lines of water application and specialty application products for the global flow measurement business.

Since the acquisition closed subsequent to December 31, 2011, the accompanying consolidated financial statements do not reflect any adjustments related to the acquisition, although transaction costs of approximately $1.1 million are included in selling, engineering and administration in the Company's Consolidated Statements of Operations for 2011.

The most recently audited financial statements of Racine Federated, Inc. reported $33.4 million of net sales for the calendar year ended December 31, 2010.

The allocation of the purchase price to the fair value of assets acquired and liabilities assumed is incomplete because the acquisition was only recently consummated and the Company has just begun the valuation process. Therefore, all asset and liability related disclosures have been omitted and the impact of any amortization on the expected step up in historical asset values has been excluded.

In February 2012, the Company expanded its principal line of credit from $65.0 million to $90.0 million from February 16, 2012 to June 16, 2012 with interest calculated using 30-day LIBOR plus 150 percentage points over the index. This increase is intended to meet short-term cash needs, if any, that may arise as the result of funding the acquisition of Racine Federated with approximately $57.0 million of cash, as well as any cash needs resulting from a $30.0 million stock buyback program that began in the first quarter of 2012. The entire credit facility may be used for the issuance of commercial paper. This facility is unsecured, but there is a minimum tangible net worth covenant in effect for the period.

Note 2 Common Stock

Common Stock and Rights Agreement

The Company has Common Stock and also Common Share Purchase Rights that trade with the Common Stock. The Common Share Purchase Rights were issued pursuant to the shareholder rights plan discussed below.

On February 15, 2008, the Board of Directors of the Company adopted a shareholder rights plan and declared a dividend of one Common Share Purchase Right for each outstanding share of Common Stock of the Company payable to the shareholders of record on May 26, 2008. The plan was effective as of May 27, 2008. Each right entitles the registered holder to purchase from the Company one share of Common Stock at a price of $200.00 per share, subject to adjustment. Subject to certain conditions, the rights are redeemable by the Company and are exchangeable for shares of Common Stock at a favorable price. The rights have no voting power and unless the rights are redeemed, exchanged or terminated earlier, they will expire on May 26, 2018. The rights are an embedded feature of the Company's Common Stock and not a free-standing instrument, and therefore, do not require separate accounting treatment.

The Company's Board of Directors has authorized a share repurchase program up to $30.0 million in shares of Common Stock in the open market for a period of two years ending February 10, 2014, if not terminated sooner. No shares have been repurchased under this program as of December 31, 2011.

Stock Options

Stock options to purchase 137,720, 98,700 and 74,700 shares of the Company's Stock in 2011, 2010 and 2009, respectively, were not included in the computation of dilutive securities because the exercise price was greater than the average stock price for that period, and accordingly their inclusion would have been anti-dilutive.

Note 3 Acquisitions and Investments

On January 26, 2011, the Company purchased Remag AG of Bern, Switzerland for $4.9 million. Remag manufactures and markets a small plastic turbine meter used in HVAC and white goods. The Company included these products with its other specialty application products. The Company's purchase price allocation included $0.9 million of cash, plus approximately $0.4 million of receivables, $0.4 million of inventory, $0.3 million of other assets, $2.0 million of fixed assets, $1.8 million of intangibles, $0.2 million of goodwill and $1.1 million of liabilities.

The Remag acquisition was accounted for under the purchase method, and accordingly, the results of operations were included in the Company's financial statements from the date of acquisition. The acquisition did not have a material impact on the Company's consolidated financial statements or the notes thereto.

On April 1, 2010, the Company purchased Cox Instruments, LLC of Scottsdale, Arizona, and its subsidiary Flow Dynamics, Inc. for $7.8 million. Cox Instruments and Flow Dynamics manufacture and market precision high performance flow meters that are used in demanding applications such as aerospace, custody transfer and flow measurement test stands. The Company merged the two entities into a wholly-owned subsidiary named Cox Flow Measurement, Inc. on April 1, 2010, and merged the subsidiary into Badger Meter, Inc. on December 31, 2010. The Company's purchase price allocation included $0.6 million of cash, plus approximately $0.7 million of receivables, $1.1 million of inventory, $0.3 million of fixed assets, $4.3 million of intangibles, $2.2 million of goodwill and $1.4 million of liabilities.

The Cox Instruments acquisition was accounted for under the purchase method, and accordingly, the results of operations were included in the Company's financial statements from the date of acquisition. The acquisition did not have a material impact on the Company's consolidated financial statements or the notes thereto.

In September 2010, the Company acquired a license to manufacture and sell a key component of the Company's line of turbine meters for $8.0 million. This amount is included in Intangible Assets in the accompanying Consolidated Balance Sheets.

In June 2010, the Company invested $1.5 million to purchase a small ownership percentage in an emerging technology company. This amount is included in Other Assets in the accompanying Consolidated Balance Sheets. The Company accounts for this investment under the cost method as it does not have the ability to exercise significant influence and there is not a readily determinable market value.

Refer to Note 1 "Summary of Significant Accounting Policies" under the heading "Subsequent Events" for a discussion the Racine Federated acquisition.

Note 4 Short-term Debt and Credit Lines

Short-term debt at December 31, 2011 and 2010 consisted of:

	2011	2010
	(In thousands)	
Notes payable to banks	$1,790	$ 2,278
Commercial paper	—	10,600
Total short-term debt	$1,790	$12,878

Included in notes payable to banks was $1.6 million and $2.3 million outstanding in 2011 and 2010, respectively, under a 4.0 million euro-based revolving loan facility (U.S. dollar equivalent of $5.2 million and $5.4 million at December 31, 2011 and 2010, respectively) that does not expire and which bore interest at 2.52% and 2.37% during 2011 and 2010, respectively. The Company has $77.9 million of short-term credit lines with domestic and foreign banks, which includes a $65.0 million line of credit that can also support the issuance of commercial paper.

Note 5 Stock Compensation

As of December 31, 2011, the Company has an Omnibus Incentive Plan under which 700,000 shares are reserved for restricted stock and stock options grants for employees as well as stock grants for Directors. The plan was approved in 2011 and replaced all prior stock-based plans except for shares and options previously issued under those plans. As of December 31, 2011, there were 633,000 shares of the Company's Common Stock available for grant under the 2011 Omnibus Incentive Plan. The Company recognizes the cost of stock-based awards in net earnings for all of its stock-based compensation plans on a straight-line basis over the service period of the awards. The following sections describe the three types of grants in more detail.

Stock Options

The Company estimates the fair value of its option awards using the Black-Scholes option-pricing formula, and records compensation expense for stock options ratably over the stock option grant's vesting period. Stock option compensation expense recognized by the Company for the year ended December 31, 2011 related to stock options was $409,000 compared to $454,000 in 2010 and $347,000 in 2009.

The following table summarizes the transactions of the Company's stock option plans for the three-year period ended December 31, 2011:

	Number of shares	Weighted-average exercise price
Options outstanding — December 31, 2008	348,930	$13.87
Options granted	53,400	$38.69
Options exercised	(135,920)	$ 8.68
Options forfeited	(2,400)	$27.53
Options outstanding — December 31, 2009	264,010	$21.44
Options granted	36,000	$38.41
Options exercised	(48,760)	$ 7.42
Options outstanding — December 31, 2010	251,250	$26.59
Options granted	31,500	$36.59
Options exercised	(33,180)	$ 7.07
Options forfeited	(4,480)	$38.20
Options outstanding — December 31, 2011	245,090	$30.30
Price range $5.75 — $24.94 (weighted-average contractual life of 2.7 years)	85,170	$13.80
Price range $24.95 — $38.41 (weighted-average contractual life of 6.6 years)	88,020	$36.01
Price range $38.42 — $52.81 (weighted-average contractual life of 7.0 years)	71,900	$42.87
Exercisable options —		
December 31, 2009	161,862	$12.04
December 31, 2010	144,022	$17.92
December 31, 2011	152,762	$25.29

The following assumptions were used for valuing options granted in the years ended December 31:

	2011	2010
Per share fair value of options granted during the period	$9.80	$10.98
Risk-free interest rate	1.98%	2.40%
Dividend yield	1.48%	1.22%
Volatility factor	48%	49%
Weighted-average expected life in years	2.3	2.4

The following table summarizes the aggregate intrinsic value related to options exercised, outstanding and exercisable as of and for the years ended December 31:

	2011	2010
	(In thousands)	
Exercised	$ 560	$1,549
Outstanding	$1,332	$4,613
Exercisable	$1,312	$3,861

As of December 31, 2011, the unrecognized compensation cost related to stock options is approximately $0.9 million, which will be recognized over a weighted average period of 2.4 years.

Nonvested Stock

Director Stock Grant Plan: Non-employee directors receive an annual award of $45,000 worth of shares of the Company's Common Stock under the shareholder-approved 2011 Omnibus Incentive Plan. The Company values stock grants for Directors on the closing price of the Company's stock on the day the grant was awarded. The Company records compensation expense for this plan ratably over the annual service period beginning May 1. Director stock compensation expense recognized by the Company for the year ended December 31, 2011 was $336,000 compared to $315,000 of compensation expense recognized in 2010, and $290,000 recognized in 2009. As of December 31, 2011, the unrecognized compensation cost related to the nonvested director stock award that is expected to be recognized over the remaining four months is estimated to be approximately $111,000.

Restricted Stock: The Company periodically issues nonvested shares of the Company's Common Stock to certain eligible employees, generally with a three-year cliff vesting period contingent on employment. The Company values restricted stock on the closing price of the Company's stock on the day the grant was awarded. The Company records compensation expense for these plans ratably over the vesting periods. Nonvested stock compensation expense recognized by the Company for the year ended December 31, 2011 was $725,000 compared to $596,000 in 2010 and $624,000 in 2009.

The fair value of nonvested shares is determined based on the market price of the shares on the grant date.

	Shares	Fair value per share
Nonvested at December 31, 2008	73,666	$33.05
Granted	20,100	$38.69
Vested	(45,916)	$31.54
Forfeited	(1,250)	$32.68
Nonvested at December 31, 2009	46,600	$37.09
Granted	18,500	$38.41
Vested	(15,800)	$24.94
Forfeited	(1,400)	$39.28
Nonvested at December 31, 2010	47,900	$41.52
Granted	28,650	$36.59
Vested	(10,900)	$51.26
Forfeited	(2,350)	$39.30
Nonvested at December 31, 2011	63,300	$37.69

As of December 31, 2011, there was $1.1 million of unrecognized compensation cost related to nonvested restricted stock that is expected to be recognized over a weighted average period of 1.5 years.

Note 6 Commitments and Contingencies

Commitments

The Company leases equipment and facilities under non-cancelable operating leases, some of which contain renewal options. Total future minimum lease payments consisted of the following at December 31, 2011:

	Total leases (In thousands)
2012	$ 758
2013	661
2014	473
2015	297
2016	6
Thereafter	30
Total lease obligations	$2,225

Total rental expense charged to operations under all operating leases was $1.7 million, $1.5 million and $1.2 million in 2011, 2010 and 2009, respectively.

The Company makes commitments in the normal course of business. At December 31, 2011, the Company had various contractual obligations, specifically operating leases that totaled $2.2 million, of which $0.8 million is due in 2012 and the remainder due between 2013 and 2021.

Contingencies

In the normal course of business, the Company is named in legal proceedings. There are currently no material legal proceedings pending with respect to the Company. The more significant legal proceedings are discussed below.

The Company is subject to contingencies related to environmental laws and regulations. The Company is named as one of many potentially responsible parties in two landfill lawsuits. The landfill sites are impacted by the Federal Comprehensive Environmental Response, Compensation and Liability Act and other environmental laws and regulations. At this time, the Company does not believe the ultimate resolution of these matters will have a material adverse effect on the Company's financial position or results of operations, either from a cash flow perspective or on the financial statements as a whole. This belief is based on the Company's assessment of its limited past involvement with these landfill sites as well as the substantial involvement of and government focus on other named third parties with these landfill sites. However, due to the inherent uncertainties of such proceedings, the Company cannot predict the ultimate outcome of any of these matters. A future change in circumstances with respect to these specific matters or with respect to sites formerly or currently owned or operated by the Company, off-site disposal locations used by the Company, and property owned by third parties that is near such sites, could result in future costs to the Company and such amounts could be material. Expenditures for compliance with environmental control provisions and regulations during 2011, 2010 and 2009 were not material.

Like other companies in recent years, the Company has been named as a defendant in numerous pending multi-claimant/multi-defendant lawsuits alleging personal injury as a result of exposure to asbestos, manufactured by third parties, and integrated into or sold with a very limited number of the Company's products. The Company is vigorously defending itself against these claims. Although it is not possible to predict the ultimate outcome of these matters, the Company does not believe the ultimate resolution of these issues will have a material adverse effect on the Company's financial position or results of operations, either from a cash flow perspective or on the financial statements as a whole. This belief is based in part on the fact that no claimant has proven or substantially demonstrated asbestos exposure caused by products manufactured or sold by the Company and that a number of cases have been voluntarily dismissed.

The Company has been named as a defendant in two pending patent infringement lawsuits. One of these lawsuits alleges the Company and other parties infringed a patent on a metering data feature. The other lawsuit alleges the Company and other parties infringed an automotive lubrication product patent. As part of its sales contracts, the Company indemnifies customers for intellectual property infringement claims on its products and pays for certain costs, damages and fees if applicable conditions are met. The complaints seek unspecified damages as well as injunctive relief. The Company believes these claims are without merit and it is vigorously defending its interests. Although it is not possible to predict the ultimate outcome of these matters, the Company does not believe the ultimate resolution of these issues will have a material adverse effect on the Company's financial position or results of operations, either from a cash flow perspective or on the financial statements as a whole.

The Company relies on single suppliers for most brass castings and certain electronic subassemblies in several of its product lines. The Company believes these items would be available from other sources, but that the loss of certain suppliers would result in a higher cost of materials, delivery delays, short-term increases in inventory and higher quality control costs in the short term. The Company attempts to mitigate these risks by working closely with key suppliers, purchasing minimal amounts from alternative suppliers and by purchasing business interruption insurance where appropriate.

The Company reevaluates its exposures on a periodic basis and makes adjustments to reserves as appropriate.

Note 7 Employee Benefit Plans

The Company maintains a non-contributory defined benefit pension plan that covers substantially all U.S. employees employed at December 31, 2011, and supplemental non-qualified pension plans for certain officers and other key employees. Pension benefits are based primarily on years of service and, for certain plans, levels of compensation.

The Company also has certain postretirement healthcare benefit plans that provide medical benefits for certain U.S. retirees and eligible dependents. Employees are eligible to receive postretirement healthcare benefits upon meeting certain age and service requirements. These plans require employee contributions to offset benefit costs.

Amounts included in accumulated other comprehensive loss, net of tax, at December 31, 2011 that have not yet been recognized in net periodic benefit cost are as follows:

	Pension plans	Other postretirement benefits
	(In thousands)	
Prior service cost	$ —	$290
Net actuarial loss	$15,237	$229

Amounts included in accumulated other comprehensive loss, net of tax, at December 31, 2011 expected to be recognized in net periodic benefit cost during the fiscal year ending December 31, 2012 are as follows:

	Pension plans	Other postretirement benefits
	(In thousands)	
Prior service credit	$ —	$99
Net actuarial loss	$1,286	$—

Qualified Pension Plan

The Company maintains a non-contributory defined benefit pension plan (sometimes referred to as the "qualified pension plan") for certain employees who were employed at December 31, 2011. On December 31, 2010, the Company froze the qualified pension plan for its non-union participants and formed a new defined contribution feature within the ESSOP plan in which each employee received a similar benefit. On December 31, 2011, the Company froze the qualified pension plan for its union participants and included them in the same defined contribution feature within the ESSOP. After December 31, 2011, employees will receive no future benefits under the qualified pension benefit plan as benefits were frozen and the employees now receive a defined contribution in its place. Employees will continue to earn returns on their frozen balances.

The following table sets forth the components of net periodic pension cost for the years ended December 31, 2011, 2010 and 2009 based on a December 31 measurement date:

	2011	2010	2009
		(In thousands)	
Service cost — benefits earned during the year	$ 464	$ 1,857	$ 1,804
Interest cost on projected benefit obligations	2,415	2,473	2,995
Expected return on plan assets	(3,767)	(3,689)	(3,387)
Amortization of prior service cost (income)	196	66	(64)
Amortization of net loss	1,698	1,660	1,047
Curtailment expense (income)	984	(36)	—
Net periodic pension cost	$ 1,990	$ 2,331	$ 2,395

Actuarial assumptions used in the determination of the net periodic pension cost are:

	2011	2010	2009
Discount rate	5.05%	5.55%	6.90%
Expected long-term return on plan assets	7.75%	8.00%	8.25%
Rate of compensation increase	5.0%	5.0%	5.0%

The Company's discount rate assumptions for the qualified pension plan are based on the average yield of a hypothetical high quality bond portfolio with maturities that approximately match the estimated cash flow needs of the plan. The assumptions for expected long-term rates of return on assets are based on historical experience and estimated future investment returns, taking into consideration anticipated asset allocations, investment strategies and the views of various investment professionals. The use of these assumptions can cause volatility if actual results differ from expected results.

The following table provides a reconciliation of benefit obligations, plan assets and funded status based on a December 31 measurement date:

	2011	2010
	(In thousands)	
Change in benefit obligation:		
Benefit obligation at beginning of plan year	$50,416	$48,797
Service cost	464	1,857
Interest cost	2,415	2,473
Actuarial loss	1,021	1,071
Liability reduction due to curtailment	—	(90)
Benefits paid	(5,307)	(3,692)
Projected benefit obligation at measurement date	$49,009	$50,416
Change in plan assets:		
Fair value of plan assets at beginning of plan year	$49,537	$42,691
Actual return on plan assets	(378)	5,838
Company contributions	—	4,700
Benefits paid	(5,307)	(3,692)
Fair value of plan assets at measurement date	$43,852	$49,537
Funded status of the plan:		
Benefit obligation in excess of plan assets	(5,157)	(879)
Accrued pension liability	$(5,157)	$ (879)

Actuarial assumptions used in the determination of the benefit obligation of the above data are:

	2011	2010
Discount rate	4.69%	5.05%
Rate of compensation increase	n/a	5.0%

The fair value of the qualified pension plan assets was $43.9 million at December 31, 2011 and $49.5 million at December 31, 2010. The variation in the fair value of the assets between years was due to the change in the market value of the underlying investments and benefits paid. Estimated future benefit payments expected to be paid in each of the next five years beginning with 2012 are $5.1 million, $5.1 million, $4.7 million, $4.3 million and $4.0 million with an aggregate of $18.2 million for the five years thereafter. As of the most recent actuarial measurement date, the Company estimates it will make a contribution for the 2012 calendar year of $1.9 million.

The Company employs a total return investment approach whereby a mix of equities and fixed income investments are used to maximize the long-term return of plan assets for a prudent level of risk. Risk tolerance is established through careful consideration of short- and long-term plan liabilities, plan funded status and corporate financial condition. The investment portfolio contains a diversified blend of equity and fixed-income investments. Furthermore, equity investments are diversified across various stocks, as well as growth, value, and small and large capitalizations. Investment risk is measured and monitored on an ongoing basis through quarterly investment portfolio reviews, annual liability measurements and periodic asset/liability studies.

The expected role of plan equity investments is to maximize the long-term real growth of fund assets, while the role of fixed income investments is to generate current income, provide for more stable periodic returns and provide some protection against a prolonged decline in the market value of fund equity investments. The current target allocations for plan assets are 50%-70% for equity securities, 20%-50% for fixed income securities, and 0%-15% for cash and alternative investments. Equity securities include U.S. and international equities, while fixed income securities include long-duration and high-yield bond funds.

Accounting Standards Codification 820, "Fair Value Measurements and Disclosures," establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. This hierarchy consists of three broad levels: Level 1 inputs consist of unadjusted quoted prices in active markets for identical assets and have the highest priority. Level 2 inputs consist of inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 3 inputs are unobservable inputs for determining the fair value of assets or liabilities that reflect assumptions that market participants would use in pricing assets or liabilities. The plan uses appropriate valuation techniques based on the available inputs to measure the fair value of its investments.

The fair value of the Company's qualified pension plan assets by category at December 31, 2011 are as follows:

	Market value	Quoted prices in active markets for identical assets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
		(In thousands)		
Equity securities(a)	$25,844	$25,844	$—	$—
Fixed income funds(b)	17,439	17,439	—	—
Cash/cash equivalents(c)	569	569	—	—
Total	$43,852	$43,852	$—	$—

(a) This category includes investments in equity securities of large, small and medium sized companies, equity securities of foreign companies and equity funds, or 54.5%, 15.4%, 12.0%, 14.4% and 3.7% of total equity securities, respectively. Of the total equity amount, 15.5% was invested in common stocks in a wide variety of industries, 82.8% was invested in mutual funds and 1.7% was invested in exchange traded funds. The funds are valued using the closing market prices at December 31, 2011.

(b) This category includes investments in investment-grade fixed-income instruments and corporate bonds. The funds are valued using the closing market prices at December 31, 2011.

(c) This category comprises the cash held to pay beneficiaries. The fair value of cash equals its book value.

The fair value of the Company's qualified pension plan assets by category at December 31, 2010 are as follows:

	Market value	Quoted prices in active markets for identical assets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
		(In thousands)		
Equity securities(a)	$32,270	$32,270	$—	$—
Fixed income funds(b)	16,580	16,580	—	—
Cash/cash equivalents(c)	687	687	—	—
Total	$49,537	$49,537	$—	$—

(a) This category includes investments in equity securities of large, small and medium sized companies, equity securities of foreign companies and other, or 45.1%, 16.5%, 13.7%, 18.5% and 6.2% of total assets, respectively. Of the total equity amount, 15.5% was invested in common stocks in a wide variety of industries, 83.5% was invested in mutual funds and 1.0% was invested in exchange traded funds. The funds are valued using the closing market prices at December 31, 2010.

(b) This category includes investments in investment-grade fixed-income instruments and corporate bonds. The funds are valued using the closing market prices at December 31, 2010.

(c) This category comprises the cash held to pay beneficiaries. The fair value of cash equals its book value.

The pension plan has a separately determined accumulated benefit obligation that is the actuarial present value of benefits based on service rendered and current and past compensation levels. Prior to December 31, 2011, this differed from the projected benefit obligation in that it included no assumption about future compensation levels. The accumulated benefit obligation was $49.0 million at December 31, 2011 and $50.4 million at December 31, 2010.

Supplemental Non-qualified Unfunded Plans

The Company also maintains supplemental non-qualified unfunded plans for certain officers and other key employees. Expense for these plans was $0.3 million for each of the years ended 2011, 2010 and 2009, and the amount accrued was $1.7 million and $1.8 million as of December 31, 2011 and 2010, respectively. Amounts were determined based on similar assumptions as the qualified pension plan as of the December 31 measurement date for 2011 and 2010.

Other Postretirement Benefits

The Company has certain postretirement plans that provide medical benefits for certain U.S. retirees and eligible dependents. The following table sets forth the components of net periodic postretirement benefit cost for the years ended December 31, 2011, 2010 and 2009:

	2011	2010	2009
	(In thousands)		
Service cost, benefits attributed for service of active employees for the period	$148	$139	$124
Interest cost on the accumulated postretirement benefit obligation	313	337	394
Amortization of prior service cost	161	161	186
Special termination benefits cost under ASC 712	—	—	58
Net periodic postretirement benefit cost	$622	$637	$762

The discount rate used to measure the net periodic postretirement benefit cost was 5.20% for 2011, 5.65% for 2010 and 6.90% for 2009. It is the Company's policy to fund healthcare benefits on a cash basis. Because the plans are unfunded, there are no plan assets. The following table provides a reconciliation of the projected benefit obligation at the Company's December 31 measurement date.

	2011	2010
	(In thousands)	
Benefit obligation at beginning of year	$ 6,459	$6,461
Service cost	148	139
Interest cost	313	337
Actuarial (gain) loss	(1)	(91)
Plan participants contributions	718	568
Benefits paid	(1,095)	(955)
Benefit obligation and funded status at end of year	$ 6,542	$6,459

	2011	2010
	(In thousands)	
Amounts recognized in the Consolidated Balance Sheets at December 31:		
Accrued compensation and employee benefits	$ 439	$ 487
Accrued non-pension postretirement benefits	6,103	5,972
Amounts recognized at December 31	$6,542	$6,459

The discount rate used to measure the accumulated postretirement benefit obligation was 4.79% for 2011 and 5.20% for 2010. The Company's discount rate assumptions for its postretirement benefit plan are based on the average yield of a hypothetical high quality bond portfolio with maturities that approximately match the estimated cash flow needs of the plan. Because the plan requires the Company to establish fixed Company contribution amounts for retiree healthcare benefits, future healthcare cost trends do not generally impact the Company's accruals or provisions.

Estimated future benefit payments of postretirement benefits, assuming increased cost sharing, expected to be paid in each of the next five years beginning with 2012 are $0.5 million in each year with an aggregate of $2.5 million for the five years thereafter. These amounts can vary significantly from year to year because the cost sharing estimates can vary from actual expenses as the Company is self-insured.

Badger Meter Employee Savings and Stock Ownership Plan

In 2010, the Company restructured the outstanding debt of its Employee Savings and Stock Option Plan (the "ESSOP") by loaning the ESSOP $0.5 million to repay a loan to a third party and loaning the ESSOP an additional $1.0 million to purchase additional shares of the Company's Common Stock for future 401(k) savings plan matches under a program that will expire on December 31, 2020. Under this program, the Company agreed to pay the principal and interest on the new loan amount of $1.5 million. The receivable from the ESSOP and the related obligation were therefore netted to zero on the Company's Consolidated Balance Sheets at December 31, 2011 and 2010. The terms of the loan call for equal payments of principal with the final payment due on December 31, 2020. At December 31, 2011, $1.5 million of the loan balance remained.

The Company made principal payments of $51,000, $49,000 and $74,000 in 2011, 2010 and 2009, respectively. The associated commitments released shares of Common Stock (10,735 shares in 2011 for the 2010 obligation, 12,309 shares in 2010 for the 2009 obligation, and 17,552 shares in 2009 for the 2008 obligation) for allocation to participants in the ESSOP. The ESSOP held unreleased shares of 111,145, 121,880 and 109,191 as of December 31, 2011, 2010 and 2009, respectively, with a fair value of $3.3 million, $5.4 million and $4.3 million as of December 31, 2011, 2010 and 2009, respectively. Unreleased shares are not considered outstanding for purposes of computing earnings per share.

The ESSOP includes a voluntary 401(k) savings plan that allows certain employees to defer up to 20% of their income on a pretax basis subject to limits on maximum amounts. The Company matches 25% of each employee's contribution, with the match percentage applying to a maximum of 7% of the employee's salary. The match is paid using the Company's Common Stock released through the ESSOP loan payments. For ESSOP shares purchased prior to 1993, compensation expense is recognized based on the original purchase price of the shares released and dividends on unreleased shares are charged to compensation expense. For shares purchased in or after 1993, expense is based on the market value of the shares on the date released and dividends on unreleased shares are charged to compensation expense. Compensation expense of $0.3 million was recognized for the match for 2011, and $0.2 million was recognized for each of 2010 and 2009.

On December 31, 2010, the Company froze the qualified pension plan for its non-union participants and formed a new defined contribution feature within the ESSOP plan in which each employee received a similar benefit. On December 31, 2011, the Company froze the qualified pension plan for its union participants and included them in the same defined contribution feature within the ESSOP. For 2011, compensation expense under the defined contribution feature totaled $1.6 million.

Note 8 Income Taxes

The Company is subject to income taxes in the United States and numerous foreign jurisdictions. Significant judgment is required in determining the worldwide provision for income taxes and recording the related deferred tax assets and liabilities.

Details of earnings from continuing operations before income taxes and the related provision for income taxes are as follows:

	2011	2010	2009
		(In thousands)	
Domestic	$23,750	$42,213	$41,374
Foreign	3,599	2,225	959
Total	$27,349	$44,438	$42,333

The provision (benefit) for income taxes from continuing operations is as follows:

	2011	2010	2009
		(In thousands)	
Current:			
Federal	$7,111	$14,696	$11,990
State	1,290	2,553	2,332
Foreign	780	385	229
Deferred:			
Federal	(774)	(1,485)	1,211
State	(79)	(324)	(138)
Foreign	(140)	(49)	(71)
Total	$8,188	$15,776	$15,553

The provision (benefit) for income taxes differs from the amount that would be provided by applying the statutory U.S. corporate income tax rate in each year due to the following items:

	2011	2010	2009
		(In thousands)	
Provision at statutory rate	$ 9,572	$15,553	$14,816
State income taxes, net of federal tax benefit	783	1,449	1,416
Foreign income taxes	(621)	(430)	(178)
Domestic production activities deduction	(255)	(573)	(315)
Valuation allowance	—	—	(351)
Tax audit settlements	(1,330)	—	—
Other	39	(223)	165
Actual provision	$ 8,188	$15,776	$15,553

The components of deferred income taxes as of December 31 are as follows:

	2011	2010
	(In thousands)	
Deferred tax assets:		
Reserve for receivables	$ 32	$ 146
Reserve for inventories	1,642	1,603
Accrued compensation	873	848
Payables	717	394
Non-pension postretirement benefits	2,516	2,471
Accrued pension benefits	3,338	1,424
Accrued employee benefits	1,266	1,393
Currency translation loss	86	—
Tax credit carryforwards	45	—
Net operating loss carryforwards	—	90
Total deferred tax assets	10,515	8,369
Deferred tax liabilities:		
Depreciation	4,792	3,505
Other	64	84
Total deferred tax liabilities	4,856	3,589
Net deferred tax assets	$ 5,659	$4,780

At December 31, 2011, the Company did not have any net operating loss carryforwards.

No provision for federal income taxes was made on the earnings of foreign subsidiaries that are considered permanently invested or that would be offset by foreign tax credits upon distribution. Such undistributed earnings at December 31, 2011 were $14.0 million.

Changes in the Company's gross liability for unrecognized tax benefits, excluding interest and penalties, are as follows:

	2011	2010
	(In thousands)	
Balance at beginning of year	$ 2,125	$1,994
Increases (decreases) in unrecognized tax benefits as a result of positions taken during the prior period	8	(69)
Increases in unrecognized tax benefits as a result of positions taken during the current period	141	220
Decreases in unrecognized tax benefits relating to settlements with taxing authorities	(1,368)	—
Reductions to unrecognized tax benefits as a result of a lapse of the applicable statute of limitations	(110)	(20)
Balance at end of year	$ 796	$2,125

The Company does not expect a significant increase or decrease to the total amounts of unrecognized tax benefits during the fiscal year ending December 31, 2012. To the extent these unrecognized tax benefits are ultimately recognized, they will impact the effective tax rate in a future period, possibly as early as the fiscal year ending December 31, 2012.

The Company and its subsidiaries file income tax returns in the U.S. federal jurisdiction, and various states and foreign jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities for years prior to 2007. The Company's policy is to recognize interest related to unrecognized tax benefits as interest expense and penalties as operating expenses. Accrued interest was $0.1 million and $0.2 million at December 31, 2011 and 2010, respectively, and there were no penalties accrued in either year.

The Company believes that it has appropriate support for the income tax positions taken and to be taken on its tax returns and that its accruals for tax liabilities are adequate for all open years based on an assessment of many factors including past experience and interpretations of tax law applied to the facts of each matter.

The 2009 results include recognition of previously unrecognized tax benefits for certain deductions that were taken on prior tax returns related to the 2006 shutdown of the Company's French subsidiaries, which had been reflected as a discontinued operation in 2007 and 2006. These tax benefits ($7.4 million) were recognized as earnings from discontinued operations in 2009 because such tax benefits became more likely than not upon the conclusion of an Internal Revenue Service audit of the Company's 2006 federal income tax return. On a diluted basis, earnings per share from discontinued operations for 2009 were $0.49. In addition, the Company recognized interest income in continuing operations during 2009 because it recognized an interest expense reversal of $1.2 million that was previously accrued and charged to continuing operations in 2007 and 2008 relating to this uncertain tax position.

Note 9 Long-Term Debt

In 2010, the Company restructured the outstanding debt of its ESSOP by loaning the ESSOP $0.5 million to repay a loan to a third party and loaning the ESSOP an additional $1.0 million to purchase additional shares of the Company's Common Stock for future 401(k) savings plan matches under a program that will expire on December 31, 2020. Under this program, the Company agreed to pay the principal and interest on the new loan amount of $1.5 million. The receivable from the ESSOP and the related obligation were therefore netted to zero on the Company's Consolidated Balance Sheets at December 31, 2011 and 2010. The terms of the loan call for equal payments of principal with the final payment due on December 31, 2020. At December 31, 2011, $1.5 million of the loan balance remained.

Note 10 Industry Segment and Geographic Areas

The Company is an innovator, manufacturer and a marketer of products incorporating flow measurement and control technologies, which comprise one reportable segment. The Company manages and evaluates its operations as one segment primarily due to similarities in the nature of the products, production processes, customers and methods of distribution.

Information regarding revenues by geographic area are as follows:

	2011	2010	2009
		(In thousands)	
Revenues:			
United States	$231,306	$245,846	$225,647
Foreign:			
Europe	12,997	9,368	7,937
Mexico	8,178	9,924	7,282
Other	10,434	11,496	9,471
Total	$262,915	$276,634	$250,337

Information regarding assets by geographic area are as follows:

	2011	2010
	(In thousands)	
Long-lived assets (all non-current assets except deferred income taxes):		
United States	$ 79,556	$ 84,499
Foreign:		
Europe	15,286	11,425
Mexico	20,564	20,945
Total	$115,406	$116,869
Total assets:		
United States	$166,171	$171,793
Foreign:		
Europe	28,920	20,789
Mexico	23,819	23,282
Total	$218,910	$215,864

Note 11 Unaudited: Quarterly Results of Operations, Common Stock Price and Dividends

	Quarter ended			
	March 31	June 30	September 30	December 31
	(In thousands except per share data)			
2011				
Net sales	$57,359	$75,148	$69,698	$60,710
Gross margin	$20,437	$27,220	$22,780	$19,383
Net earnings	$ 3,260	$ 7,834	$ 6,880	$ 1,187
Earnings per share:				
Basic	$ 0.22	$ 0.52	$ 0.46	$ 0.08
Diluted	$ 0.22	$ 0.52	$ 0.46	$ 0.08
Dividends declared	$ 0.14	$ 0.14	$ 0.16	$ 0.16
Stock price:				
High	$ 45.47	$ 41.61	$ 40.83	$ 35.41
Low	$ 36.44	$ 33.98	$ 28.66	$ 26.86
Quarter-end close	$ 41.21	$ 36.99	$ 28.93	$ 29.43
2010				
Net sales	$61,799	$74,290	$75,702	$64,843
Gross margin	$23,209	$27,023	$27,954	$24,638
Net earnings	$ 5,352	$ 8,029	$ 9,023	$ 6,258
Earnings per share:				
Basic	$ 0.36	$ 0.54	$ 0.61	$ 0.42
Diluted	$ 0.36	$ 0.53	$ 0.60	$ 0.42
Dividends declared	$ 0.12	$ 0.12	$ 0.14	$ 0.14
Stock price:				
High	$ 42.45	$ 44.71	$ 42.59	$ 45.49
Low	$ 32.58	$ 37.15	$ 36.57	$ 39.61
Quarter-end close	$ 38.51	$ 38.69	$ 40.48	$ 44.22

The Company's Common Stock is listed on the New York Stock Exchange under the symbol BMI. Earnings per share is computed independently for each quarter. As such, the annual per share amount may not equal the sum of the quarterly amounts due to rounding. The Company currently anticipates continuing to pay cash dividends. Shareholders of record as of December 31, 2011 and 2010 totaled 952 and 634, respectively. The increase in the number of individual registered shareholders represents a shift by some investors from brokerage accounts to direct registration. Voting trusts and street name shareholders are counted as single shareholders for this purpose.

ITEM 9. *CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE*

None.

ITEM 9A. *CONTROLS AND PROCEDURES*

Evaluation of Disclosure Controls and Procedures

In accordance with Rule 13a-15(b) of the Securities Exchange Act of 1934 (the "Exchange Act"), the Company's management evaluated, with the participation of the Company's Chairman, President and Chief Executive Officer and the Company's Senior Vice President — Finance, Chief Financial Officer and Treasurer, the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the year ended December 31, 2011. Based upon their evaluation of these disclosure controls and procedures, the Company's Chairman, President and Chief Executive Officer and the Company's Senior Vice President — Finance, Chief Financial Officer and Treasurer concluded that, as of the date of such evaluation, the Company's disclosure controls and procedures were effective.

Changes in Internal Controls over Financial Reporting

There was no change in the Company's internal control over financial reporting that occurred during the quarter ended December 31, 2011 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Management's Annual Report on Internal Control over Financial Reporting

The report of management required under this Item 9A is contained in Item 8 of this 2011 Annual Report on Form 10-K under the heading "Management's Annual Report on Internal Control over Financial Reporting."

Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting

The attestation report required under this Item 9A is contained in Item 8 of this 2011 Annual Report on Form 10-K under the heading "Report of Independent Registered Public Accounting Firm."

ITEM 9B. *OTHER INFORMATION*

None.

PART III

ITEM 10. *DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE*

Information required by this Item with respect to directors is included under the headings "Nomination and Election of Directors" and "Section 16(a) Beneficial Ownership Reporting Compliance" in the Company's definitive Proxy Statement relating to the Annual Meeting of Shareholders to be held on April 27, 2012, and is incorporated herein by reference.

Information concerning the executive officers of the Company is included in Part I, Item 1 of this 2011 Annual Report on Form 10-K under the heading "Business — Employees."

The Company has adopted the Badger Meter, Inc. Code of Conduct for Financial Executives that applies to the Company's Chairman, President and Chief Executive Officer, the Company's Senior Vice President — Finance, Chief Financial Officer and Treasurer and other persons performing similar functions. A copy of the Badger Meter, Inc. Code of Conduct for Financial Executives is posted on the Company's website at www.badgermeter.com. The Badger Meter, Inc. Code of Conduct for Financial Executives is also available in print to any shareholder who requests it in writing from the Secretary of the Company. The Company satisfies the disclosure requirements under Item 5.05 of Form 8-K regarding amendments to, or waivers from, the Badger Meter, Inc. Code of Conduct for Financial Executives by posting such information on the Company's website at www.badgermeter.com.

The Company is not including the information contained on its website as part of, or incorporating it by reference into, this 2011 Annual Report on Form 10-K.

ITEM 11. *EXECUTIVE COMPENSATION*

Information required by this Item is included under the headings "Executive Compensation" and "Corporate Governance Committee Interlocks and Insider Participation" in the Company's definitive Proxy Statement relating to the Annual Meeting of Shareholders to be held on April 27, 2012, and is incorporated herein by reference; provided, however, that the information under the subsection "Executive Compensation — Corporate Governance Committee Report" is not deemed to be "soliciting material" or to be "filed" with the Securities and Exchange Commission or subject to Regulation 14A or 14C under the Securities Exchange Act of 1934 or to be the liabilities of Section 18 of the Securities Exchange Act of 1934, and will not be deemed to be incorporated by reference into any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent it is specifically incorporated by reference into such a filing.

ITEM 12. *SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS*

Information required by this Item is included under the headings "Stock Ownership of Beneficial Owners Holding More than Five Percent," "Stock Ownership of Management" and "Equity Compensation Plan Information" in the Company's definitive Proxy Statement relating to the Annual Meeting of Shareholders to be held on April 27, 2012, and is incorporated herein by reference.

ITEM 13. *CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE*

Information required by this Item is included under the headings "Related Person Transactions" and "Nomination and Election of Directors — Independence, Committees, Meetings and Attendance" in the Company's definitive Proxy Statement relating to the Annual Meeting of Shareholders to be held on April 27, 2012, and is incorporated herein by reference.

ITEM 14. *PRINCIPAL ACCOUNTANT FEES AND SERVICES*

Information required by this Item is included under the heading "Principal Accounting Firm Fees" in the Company's definitive Proxy Statement relating to the Annual Meeting of Shareholders to be held on April 27, 2012, and is incorporated herein by reference.

PART IV

ITEM 15. *EXHIBITS AND FINANCIAL STATEMENT SCHEDULES*

Documents filed as part of this Annual Report on Form 10-K:

1. *Financial Statements.* See the financial statements included in Part II, Item 8 "Financial Statements and Supplementary Data" in this 2011 Annual Report on Form 10-K, under the headings "Consolidated Balance Sheets," "Consolidated Statements of Operations," "Consolidated Statements of Cash Flows" and "Consolidated Statements of Shareholders' Equity."

2. *Financial Statement Schedules.* Financial statement schedules are omitted because the information required in these schedules is included in the Notes to Consolidated Financial Statements.

3. *Exhibits.* See the Exhibit Index included in this 2011 Annual Report on Form 10-K that is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on March 8, 2012.

BADGER METER, INC.

By: /s/ Richard A. Meeusen

Richard A. Meeusen
Chairman, President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on March 8, 2012.

Name	Title
/s/ Richard A. Meeusen Richard A. Meeusen	Chairman, President and Chief Executive Officer and Director (Principal executive officer)
/s/ Richard E. Johnson Richard E. Johnson	Senior Vice President — Finance, Chief Financial Officer and Treasurer (Principal financial officer)
/s/ Beverly L. P. Smiley Beverly L. P. Smiley	Vice President — Controller (Principal accounting officer)
/s/ Ronald H. Dix Ronald H. Dix	Director
/s/ Gale E. Klappa Gale E. Klappa	Director
Gail A. Lione	Director
/s/ Thomas J. Fischer Thomas J. Fischer	Director
/s/ Andrew J. Policano Andrew J. Policano	Director
/s/ Steven J. Smith Steven J. Smith	Director
/s/ John J. Stollenwerk John J. Stollenwerk	Director
/s/ Todd J. Teske Todd J. Teske	Director

BOARD OF DIRECTORS

EXECUTIVE OFFICERS

Richard A. Meeusen
Chairman, President and
Chief Executive Officer

Richard E. Johnson
Senior Vice President -
Finance, Chief Financial Officer
and Treasurer

Fred J. Begale
Vice President -
Engineering

William R. Bergum
Vice President -
General Counsel and Secretary

Gregory M. Gomez
Vice President -
Business Development

Horst E. Gras
Vice President -
International Operations

Raymond G. Serdynski
Vice President -
Manufacturing

Beverly L. Smiley
Vice President -
Controller

Kimberly K. Stoll
Vice President -
Sales and Marketing

Dennis J. Webb
Vice President -
Customer Solutions

CORPORATE INFORMATION

Badger Meter, Inc. Headquarters
4545 W. Brown Deer Road
P.O. Box 245036
Milwaukee, Wisconsin 53224-9536
(414) 355-0400
www.badgermeter.com

Domestic Facilities
Milwaukee, Wisconsin
Tulsa, Oklahoma
Scottsdale, Arizona
Racine, Wisconsin

Foreign Facilities
Neuffen, Germany
Nogales, Mexico
Brno, Czech Republic
Bern, Switzerland

Independent Registered Public Accounting Firm
Ernst & Young LLP, Milwaukee, Wisconsin

Transfer Agent
American Stock Transfer & Trust Company, LLC
New York, New York
(877) 248-6415
www.amstock.com

Listing of Common Stock
New York Stock Exchange, Symbol—BMI


BMI
LISTED
NYSE

Annual Meeting
Shareholders are encouraged to attend the 2012 annual meeting at 8:30 a.m., local time, on Friday, April 27, 2012 at Racine Federated, Inc. a Badger Meter subsidiary, 8635 Washington Avenue, Racine, Wisconsin 53406.

Form 10-K Report/Shareholder Information
A copy of the company's fiscal 2011 Form 10-K annual report (without exhibits) as filed with the Securities and Exchange Commission is included in this report. Shareholder information, including news releases, Form 10-K, and corporate governance information, including the company's Corporate Governance Guidelines, Code of Business Conduct and charters for committees of the Board of Directors, are available on the company's Web site: www.badgermeter.com. Shareholders who hold their stock in nominee or "street" name can receive shareholder information directly from the company by being placed on our mailing list. Please direct inquiries to: Shareholder Relations, Badger Meter, Inc., P.O. Box 245036, Milwaukee, WI 53224-9536, or call (414) 371-5702.

Automatic Dividend Reinvestment and Stock Purchase Plan
Badger Meter's Dividend Reinvestment and Stock Purchase Plan is a convenient way to acquire shares of company stock. To receive a prospectus describing the plan and an enrollment card, please contact our plan administrator, American Stock Transfer at (877) 248-6415, or visit their Web site: www.amstock.com. If your stock certificate is lost, stolen or destroyed, or if you change your address or lose a dividend check, please call American Stock Transfer at (877) 248-6415.

Direct registration system
Shareholders of Badger Meter common stock can hold their shares in uncertificated/book entry form at the Transfer Agent. Current shareholders who wish to transfer their existing shares to Direct Registration should mail their stock certificates to American Stock Transfer per the instructions on their Web site: www.amstock.com. For more information, please call American Stock Transfer at (877) 248-6415.

Forward looking statements
Certain statements contained in this document, as well as other information provided from time to time by the company or its employees, may contain forward looking statements that involve risks and uncertainties that could cause actual results to differ materially from those in the forward looking statements. Please see page one of the enclosed Form 10-K for a list of words or expressions that identify such statements and the risks and uncertainties identified in the Form 10-K.

Certifications
The company filed as exhibits to its fiscal 2011 Form 10-K the certifications of the Chief Executive Officer and Chief Financial Officer required by Section 302 of the Sarbanes-Oxley Act. The company also submitted to the New York Stock Exchange during 2011 the Annual CEO Certification required by Section 303A.12(a) of the New York Stock Exchange Listed Company Manual.

Trademarks
Badger®, E-Series®, GALAXY®, Hedland®, ORION®, Recordall® and Research Control® are registered trademarks and Exact™ is a trademark of Badger Meter, Inc. or its subsidiaries.

This report is printed on recycled paper and is recyclable.

Badger Meter

BADGER METER, INC.
4545 W. BROWN DEER ROAD
P.O. BOX 245036
MILWAUKEE, WISCONSIN
53224-9536
WWW.BADGERMETER.COM